[redacted]

FR/AJ/656/2008

08006014

SEC file: 82-5036

SUPPL

Płock, 18 November 2008

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

Polski Koncern Naftowy SA

NOV 20 2008

Washington, DC

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. regulatory announcements from no 89/2008 to 101/2008;
- PKN ORLEN S.A. Interim Condensed Consolidated Financial Statements for the period of 3 months and 9 months ended 30 September 2008 prepared in accordance with International Financial Reporting Standards;

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 24 or mobile: +48 605 199 586.

Yours faithfully,

Magdalena Krzemińska
Investor Relations Department

PROCESSED
DEC 01 2008
THOMSON REUTERS

dlw 11/26

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Anwil bought PKN ORLEN bonds
Released	16:08 13-Oct-08
Number	7342F16

RNS Number : 7342F
Polski Koncern Naftowy Orlen S.A.
13 October 2008

PKN ORLEN's subsidiary - Anwil - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 89/2008 dated 13 October 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 13 October 2008 PKN ORLEN issued short term bonds to its subsidiary, Zaklady Azotowe Anwil S.A. ("Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

The bonds are used for managing the working capital of PKN ORLEN Capital Group.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by Anwil were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN070131108; value of the bond issue PLN 20 000 000 composed of 200 bonds with a nominal value of PLN 100 000 per bond.
- Date of issue: 13 October 2008
- Redemption date: 13 November 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 436.60.

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1

subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

END

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	ORLEN Deutschland bought PKN ORLEN bonds
Released	15:54 15-Oct-08
Number	9388F15

RNS Number : 9388F
Polski Koncern Naftowy Orlen S.A.
15 October 2008

PKN ORLEN's subsidiary - ORLEN Deutschland - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 90/2008 dated 15 October 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby announces that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 15 October 2008 PKN ORLEN issued short term bonds to its subsidiary, ORLEN Deutschland AG ("ORLEN Deutschland"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

The bonds are used for managing the working capital of PKN ORLEN Capital Group.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in euro, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by ORLEN Deutschland were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN071221008; value of the bond issue EUR 20 000 000 (i.e. PLN 70 608 000 based on EUR/PLN average exchange rate as of 15 October 2008, stated by National Bank of Poland), composed of 800 bonds with a nominal value of EUR 25 000 per bond (i.e. PLN 88 260 based on EUR/PLN average exchange rate as of 15 October 2008, stated by National Bank of Poland).
- Date of issue: 15 October 2008
- Redemption date: 22 October 2008

- Yield on bonds: based on market conditions, unit nominal price amounted to EUR 24 978.92 (i.e. PLN 88 185.58 based on EUR/PLN average exchange rate as of 15 October 2008, stated by National Bank of Poland).

PKN ORLEN owns 100% of the registered capital of ORLEN Deutschland.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Estimates of 3q2008 operating data
Released	18:27 20-Oct-08
Number	2799G18

RNS Number : 2799G
Polski Koncern Naftowy Orlen S.A.
20 October 2008

Estimation of selected operating data of PKN ORLEN for the third quarter 2008.
Regulatory announcement no 91/2008 dated 20 October 2008

PKN ORLEN's Management Board ("Company", "PKN ORLEN") hereby announces its estimates of selected financial and operational data of PKN ORLEN for the third quarter 2008.

Macroeconomical data	unit	Q3'07	Q4'07	Q1'08	Q2'08	Q3'08	change (3q'08/2q'08)	(:
Average Brent crude oil price	USD/b	**74.7**	88.4	96.7	121.3	**115.4**	-5%	
Average Ural crude oil price	USD/b	**71.9**	85.4	93.3	117.6	**113.6**	-3%	
URAL/Brent differential	USD/b	**2.8**	3.0	3.4	3.7	**1.8**	-51%	
PKN ORLEN model refining margin[1]	USD/b	**2.5**	3.0	1.3	3.4	**2.6**	-24%	
PKN ORLEN model petrochemical margin at Olefins[2]	EUR/t	**412**	367	408	340	**456**	34%	
PKN ORLEN model petrochemical margin at Polyolefins[3]	EUR/t	**333**	302	252	206	**229**	11%	
PKN ORLEN model chemical margin[4]	EUR/t	**577**	590	577	559	**617**	10%	
PLN/USD[5]	PLN	**2.76**	2.52	2.39	2.18	**2.20**	1%	
PLN/EUR[5]	PLN	**3.79**	3.66	3.58	3.41	**3.31**	-3%	

1) PKN ORLEN model refining margin = revenues from products sold (88% Products = 22% Gasoline, 11% Naphtha, 38% Diesel, 3% LHO, 4% JET, 10% HSFO) minus costs (100% input = 88% Brent Crude Oil + 12% internal consumption); products prices according to quotations.
2) PKN ORLEN model petrochemical margin at Olefins = revenues from products sold (100% Products = 50% Ethylene, 30% Propylene, 15% Benzene, 5% Toluene) minus costs (100% input = 70% Naphtha + 30% LS VGO); products prices according to quotations.
3) PKN ORLEN model petrochemical margin at Polyolefins = revenues (100% Products = 50% HDPE, 50%

Polypropylene) minus costs (100% input = 50% Ethylene + 50% Propylene); products prices according to quotations.
4) PKN ORLEN model chemical margin = revenues from PVC sold (100%) minus costs (47% Ethylene); products prices according to quotations.
5) Quarterly, average foreign exchange rates according to the National Bank of Poland.

Operating data: Production	unit	Q3'07	Q4'07	Q1'08	Q2'08	Q3'08	change (3q'08/2q'08)	(:
Throughput in PKN ORLEN Group	th t	**6 093**	5 234	6 501	7 342	**7 410**	1%	
Throughput in Plock	th t	**3 513**	3 512	3 421	3 606	**3 598**	0%	
Utilisation ratio[6]	%	**102%**	102%	97%	102%	**102%**	0p.p.	
Fuel yield	%	**66%**	64%	62%	65%	**65%**	0p.p.	
Throughput in Unipetrol	th t	**992**	908	1 027	1 179	**1 217**	3%	
Utilisation ratio[7]	%	**72%**	66%	75%	86%	**89%**	3p.p.	
Fuel yield	%	**63%**	55%	59%	65%	**65%**	0p.p.	
Throughput in Mazeikiu Nafta[8]	th t	**1 500**	737	1 984	2 464	**2 513**	2%	
Utilisation ratio[9]	%	**60%**	29%	79%	99%	**101%**	2p.p.	
Fuel yield	%	**70%**	63%	68%	69%	**69%**	0p.p.	

6) For 14.1 m t / y in 2008 and 13.8 m t / y in 2007.
7) For 5.5 m t / y in Unipetrol {Ceska Rafinerska [51% Litvinov (2.8 m t / y) and 51% Kralupy (1.7 m t / y)] and 100% Paramo (1.0 m t / y)}.
8) Throughput includes also other feedstock (vacuum gasoil).
9) For 10 m t / y in Mazeikiu Nafta.

Operating data Sales in PKN ORLEN Group	unit	Q3'07	Q4'07	Q1'08	Q2'08	Q3'08	change (3q'08/2q'08)	(:
Wholesale	th t	**5 406**	4 167	4 982	6 064	**5 862**	-3%	
Retail sales	th t	**1 201**	1 153	1 147	1 318	**1 376**	4%	
Petrochemical sales	th t	**736**	766	779	848	**621**	-27%	
Chemical sales	th t	**481**	379	515	394	**523**	33%	

PKN ORLEN has significantly improved operating efficiency in the third quarter 2008, mainly in the refining and retail segment, in comparison to the third quarter 2007. Processing of crude oil has been increased by over 20%, wholesale of refining products has been increased by ca. 8% and retail sales have been increased by ca. 15%. Sales in the petrochemical segment has decreased by ca. 16% mainly due to completion of the planned maintenance shutdown at the petrochemical unit at the production plant in Plock. Sales in the chemical segment increased by 9% despite the shutdown of PVC production line at Anwil.

PKN ORLEN's Management Board estimates that in the third quarter 2008 in comparison to the third quarter 2007 macroeconomic factors influenced negatively the operating result, EBIT, by over PLN 400 m mainly due to the lower Brent-Ural differential level and the higher prices of energy raw materials, which are used for PKN ORLEN's own needs in the production process.

The influence of crude oil price changes on inventories valuation in the third quarter 2008 will increase the operating result according to LIFO method by ca. PLN 300 m in comparison to the operating result taking into account the weighted average inventories valuation method. In the third quarter 2007 the influence of the above mentioned element was reversed and equaled to PLN 267 m.

PKN ORLEN's Management Board estimates that the reported EBIT of the PKN ORLEN in the third quarter of 2008 is likely to be ca. half the reported EBIT of the PKN ORLEN in the third quarter of 2007.

All information published in this report are estimates and their values may differ from the values which are to be published on 13 November 2008 in PKN ORLEN consolidated financial statements for the third quarter 2008.

This announcement has been prepared pursuant to Article 56 section 1 point 1 of the Act on Public Offerings, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies dated 29 July 2005 (Journal of Laws No. 184, item 1539).

END

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Estimation of selected operating data of PKN ORLEN for the third quarter 2008.
Regulatory announcement no 91/2008 dated 20 October 2008

PKN ORLEN's Management Board ("Company", "PKN ORLEN") hereby announces its estimates of selected financial and operational data of PKN ORLEN for the third quarter 2008.

Macroeconomic data	unit	Q3'07	Q4'07	Q1'08	Q2'08	Q3'08	change (3q'08 /2q'08)	change (3q'08 /3q'07)
Average Brent crude oil price	USD/b	**74.7**	88.4	96.7	121.3	**115.4**	-5%	54%
Average Ural crude oil price	USD/b	**71.9**	85.4	93.3	117.6	**113.6**	-3%	58%
URAL/Brent differential	USD/b	**2.8**	3.0	3.4	3.7	**1.8**	-51%	-36%
PKN ORLEN model refining margin[1]	USD/b	**2.5**	3.0	1.3	3.4	**2.6**	-24%	4%
PKN ORLEN model petrochemical margin at Olefins[2]	EUR/t	**412**	367	408	340	**456**	34%	11%
PKN ORLEN model petrochemical margin at Polyolefins[3]	EUR/t	**333**	302	252	206	**229**	11%	-31%
PKN ORLEN model chemical margin[4]	EUR/t	**577**	590	577	559	**617**	10%	7%
PLN/USD[5]	PLN	**2.76**	2.52	2.39	2.18	**2.20**	1%	-20%
PLN/EUR[5]	PLN	**3.79**	3.66	3.58	3.41	**3.31**	-3%	-13%

1) PKN ORLEN model refining margin = revenues from products sold (88% Products = 22% Gasoline, 11% Naphtha, 38% Diesel, 3% LHO, 4% JET, 10% HSFO) minus costs (100% input = 88% Brent Crude Oil + 12% internal consumption); products prices according to quotations.
2) PKN ORLEN model petrochemical margin at Olefins = revenues from products sold (100% Products = 50% Ethylene, 30% Propylene, 15% Benzene, 5% Toluene) minus costs (100% input = 70% Naphtha + 30% LS VGO); products prices according to quotations.
3) PKN ORLEN model petrochemical margin at Polyolefins = revenues (100% Products = 50% HDPE, 50% Polypropylene) minus costs (100% input = 50% Ethylene + 50% Propylene); products prices according to quotations.
4) PKN ORLEN model chemical margin = revenues from PVC sold (100%) minus costs (47% Ethylene); products prices according to quotations.
5) Quarterly, average foreign exchange rates according to the National Bank of Poland.

Operating data: Production	unit	Q3'07	Q4'07	Q1'08	Q2'08	Q3'08	change (3q'08 /2q'08)	change (3q'08 /3q'07)
Throughput in PKN ORLEN Group	th t	**6 093**	5 234	6 501	7 342	**7 410**	1%	22%
Throughput in Plock	th t	**3 513**	3 512	3 421	3 606	**3 598**	0%	2%
Utilisation ratio[6]	%	**102%**	102%	97%	102%	**102%**	0p.p.	0p.p.
Fuel yield	%	**66%**	64%	62%	65%	**65%**	0p.p.	-1p.p.
Throughput in Unipetrol	th t	**992**	908	1 027	1 179	**1 217**	3%	23%
Utilisation ratio[7]	%	**72%**	66%	75%	86%	**89%**	3p.p.	17p.p.
Fuel yield	%	**63%**	55%	59%	65%	**65%**	0p.p.	2p.p.
Throughput in Mazeikiu Nafta[8]	th t	**1 500**	737	1 984	2 464	**2 513**	2%	68%
Utilisation ratio[9]	%	**60%**	29%	79%	99%	**101%**	2p.p.	41p.p.
Fuel yield	%	**70%**	63%	68%	69%	**69%**	0p.p.	-1p.p.

6) For 14.1 m t / y in 2008 and 13.8 m t / y in 2007.
7) For 5.5 m t / y in Unipetrol {Ceska Rafinerska [51% Litvinov (2.8 m t / y) and 51% Kralupy (1.7 m t / y)] and 100% Paramo (1.0 m t / y)}.
8) Throughput includes also other feedstock (vacuum gasoil).
9) For 10 m t / y in Mazeikiu Nafta.

Operating data: Sales in PKN ORLEN Group	unit	Q3'07	Q4'07	Q1'08	Q2'08	Q3'08	change (3q'08 /2q'08)	change (3q'08 /3q'07)
Wholesale	th t	**5 406**	4 167	4 982	6 064	**5 862**	-3%	8%
Retail sales	th t	**1 201**	1 153	1 147	1 318	**1 376**	4%	15%
Petrochemical sales	th t	**736**	766	779	848	**621**	-27%	-16%
Chemical sales	th t	**481**	379	515	394	**523**	33%	9%

PKN ORLEN has significantly improved operating efficiency in the third quarter 2008, mainly in the refining and retail segment, in comparison to the third quarter 2007. Processing of crude oil has been increased by over 20%, wholesale of refining products has been increased by ca. 8% and retail sales have been increased by ca. 15%. Sales in the petrochemical segment has decreased by ca. 16% mainly due to completion of the planned maintenance shutdown at the petrochemical unit at the production plant in Plock. Sales in the chemical segment increased by 9% despite the shutdown of PVC production line at Anwil.

PKN ORLEN's Management Board estimates that in the third quarter 2008 in comparison to the third quarter 2007 macroeconomic factors influenced negatively the operating result, EBIT, by over PLN 400 m mainly due to the lower Brent-Ural differential level and the higher prices of energy raw materials, which are used for PKN ORLEN's own needs in the production process.

The influence of crude oil price changes on inventories valuation in the third quarter 2008 will increase the operating result according to LIFO method by ca. PLN 300 m in comparison to the operating result taking into account the weighted average inventories valuation method. In the third quarter 2007 the influence of the above mentioned element was reversed and equaled to PLN 267 m.

PKN ORLEN's Management Board estimates that the reported EBIT of the PKN ORLEN in the third quarter of 2008 is likely to be ca. half the reported EBIT of the PKN ORLEN in the third quarter of 2007.

All information published in this report are estimates and their values may differ from the values which are to be published on 13 November 2008 in PKN ORLEN consolidated financial statements for the third quarter 2008.

This announcement has been prepared pursuant to Article 56 section 1 point 1 of the Act on Public Offerings, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies dated 29 July 2005 (Journal of Laws No. 184, item 1539).

Management Board of PKN ORLEN

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Anwil bought PKN ORLEN bonds
Released	15:54 21-Oct-08
Number	3698G15

RNS Number : 3698G
Polski Koncern Naftowy Orlen S.A.
21 October 2008

PKN ORLEN's subsidiary - Anwil - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 92/2008 dated 21 October 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 21 October 2008 PKN ORLEN issued short term bonds to its subsidiary, Zaklady Azotowe Anwil S.A. ("Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

The bonds are used for managing the working capital of PKN ORLEN Capital Group.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by Anwil were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN072301008; value of the bond issue PLN 20 000 000 composed of 200 bonds with a nominal value of PLN 100 000 per bond.
- Date of issue: 21 October 2008
- Redemption date: 30 October 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 841.30.

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1

subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

END

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Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Anwil bought PKN ORLEN bonds
Released	15:57 23-Oct-08
Number	5711G15

RNS Number : 5711G
Polski Koncern Naftowy Orlen S.A.
23 October 2008

PKN ORLEN's subsidiary - Anwil - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 93/2008 dated 23 October 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 23 October 2008 PKN ORLEN issued short term bonds to its subsidiary, Zaklady Azotowe Anwil S.A. ("Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

The bonds are used for managing the working capital of PKN ORLEN Capital Group.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by Anwil were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN073241108; value of the bond issue PLN 15 000 000 composed of 150 bonds with a nominal value of PLN 100 000 per bond.
- Date of issue: 23 October 2008
- Redemption date: 24 November 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 423.80.

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1

subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	ORLEN Deutschland bought PKN ORLEN bonds
Released	15:55 28-Oct-08
Number	8720G15

RNS Number : 8720G
Polski Koncern Naftowy Orlen S.A.
28 October 2008

PKN ORLEN's subsidiary - ORLEN Deutschland - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 94/2008 dated 28 October 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby announces that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 28 October 2008 PKN ORLEN issued short term bonds to its subsidiary, ORLEN Deutschland AG ("ORLEN Deutschland"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

The bonds are used for managing the working capital of PKN ORLEN Capital Group.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in euro, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by ORLEN Deutschland were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN074101108; value of the bond issue EUR 40 000 000 (i.e. PLN 148 512 000 based on EUR/PLN average exchange rate as of 28 October 2008, stated by National Bank of Poland), composed of 1 600 bonds with a nominal value of EUR 25 000 per bond (i.e. PLN 92 820 based on EUR/PLN average exchange rate as of 28 October 2008, stated by National Bank of Poland).
- Date of issue: 28 October 2008
- Redemption date: 10 November 2008

- Yield on bonds: based on market conditions, unit nominal price amounted to EUR 24 963.67 (i.e. PLN 92 685.11 based on EUR/PLN average exchange rate as of 28 October 2008, stated by National Bank of Poland).

PKN ORLEN owns 100% of the registered capital of ORLEN Deutschland.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	IKS Solino bought PKN ORLEN bonds
Released	15:53 29-Oct-08
Number	9706G15

RNS Number : 9706G
Polski Koncern Naftowy Orlen S.A.
29 October 2008

PKN ORLEN's subsidiary - IKS Solino - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 95/2008 dated 29 October 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby announces that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 29 October 2008 PKN ORLEN issued short term bonds to its subsidiary, Inowroclawskie Kopalnie Soli "Solino" S.A. ("IKS Solino"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

The bonds are used for managing the working capital of PKN ORLEN Capital Group.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by IKS Solino were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN075281108; value of the bond issue PLN 10 000 000 composed of 100 bonds with a nominal value of PLN 100 000 per bond.
- Date of issue: 29 October 2008
- Redemption date: 28 November 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 458.00.

PKN ORLEN owns 70,54% of the registered capital of IKS Solino.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	ORLEN Ksiegowosc bought PKN ORLEN bonds
Released	16:37 03-Nov-08
Number	3320H16

RNS Number : 3320H
Polski Koncern Naftowy Orlen S.A.
03 November 2008

PKN ORLEN's subsidiary - ORLEN Ksiegowosc - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 96/2008 dated 3 November 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby announces that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 3 November 2008 PKN ORLEN issued short term bonds to its subsidiary, ORLEN Ksiegowosc Sp. z o.o. ("ORLEN Ksiegowosc"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

The bonds are used for managing the working capital of PKN ORLEN Capital Group.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by ORLEN Ksiegowosc were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN076031208; value of the bond issue PLN 11 000 000 composed of 110 bonds with a nominal value of PLN 100 000 per bond.

- Date of issue: 3 November 2008
- Redemption date: 3 December 2008

- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 458.00.

PKN ORLEN owns 100% of the registered capital of ORLEN Ksiegowosc.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

This information is provided by RNS
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Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	ORLEN Deutschland bought PKN ORLEN bonds
Released	16:05 07-Nov-08
Number	7495H16

RNS Number : 7495H
Polski Koncern Naftowy Orlen S.A.
07 November 2008

PKN ORLEN's subsidiary - ORLEN Deutschland - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 97/2008 dated 7 November 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby announces that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 7 November 2008 PKN ORLEN issued short term bonds to its subsidiary, ORLEN Deutschland AG ("ORLEN Deutschland"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

The bonds are used for managing the working capital of PKN ORLEN Capital Group.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in euro, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by ORLEN Deutschland were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN077081208; value of the bond issue EUR 25 000 000 (i.e. PLN 91 185 000 based on EUR/PLN average exchange rate as of 7 November 2008, stated by National Bank of Poland), composed of 1 000 bonds with a nominal value of EUR 25 000 per bond (i.e. PLN 91 185 based on EUR/PLN average exchange rate as of 7 November 2008, stated by National Bank of Poland).
- Date of issue: 7 November 2008
- Redemption date: 8 December 2008

- Yield on bonds: based on market conditions, unit nominal price amounted to EUR 24 908.20 (i.e. PLN 90 850.17 based on EUR/PLN average exchange rate as of 7 November 2008, stated by National Bank of Poland).

PKN ORLEN owns 100% of the registered capital of ORLEN Deutschland.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Orlen PetroCentrum merger
Released	07:00 10-Nov-08
Number	7681H07

RNS Number : 7681H
Polski Koncern Naftowy Orlen S.A.
07 November 2008

Regulatory announcement no 98/2008 dated 7 November 2008
PKN ORLEN has acquired shares in the increased share capital of ORLEN PetroCentrum

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces that it has been informed of the registration on 31 October 2008 by the District Court in Warsaw (Poland) of a share capital increase in ORLEN PetroCentrum Sp. z o.o., headquartered in Plock, and merger of the following companies: ORLEN PetroCentrum Sp. z o.o. headquartered in Plock, ORLEN Morena Sp. z o.o. headquartered in Gdansk, ORLEN PetroProfit Sp. z o.o. headquartered in Niemce and ORLEN PetroZachód Sp. z o.o. headquartered in Poznan ("Merger"). The Merger was conducted in accordance with article 492 par. 1 item 1 of the Polish Commercial Code, through a takeover by ORLEN PetroCentrum of the whole assets of the three remaining companies for the shares created due to ORLEN PetroCentrum share capital increase.

PKN ORLEN has acquired 36 922 shares in the increased share capital of ORLEN PetroCentrum, with a par value of PLN 1 000 per share, representing approximately 64% of the share capital of ORLEN PetroCentrum, and representing 64% of votes at the general meeting of shareholders of ORLEN PetroCentrum.

The shares inORLEN PetroCentrumhave been acquired by PKN ORLEN in the following manner:

1) 9 282ORLEN PetroCentrumshares
   - for 10 500 shares in ORLEN Morena with a par value PLN 1 000 per share, representing 100% of the initial
     capital and the same percentage of votes at the general meeting of ORLEN Morena.
   - the book value of ORLEN Morena shares on PKN ORLEN's books,

as of the day of the merger, amounted to PLN 11 254 000.

2) 11 293 ORLEN PetroCentrumshares
   - for23 000shares in ORLEN PetroProfit, with a par value PLN 500 per share, representing 100% of the initial capital and the same percentage of votes at the general meeting of ORLEN PetroProfit.
   - the book value of ORLEN PetroProfit shares on PKN ORLEN's books, as of the day of the merger, amounted to PLN 19 285 797 PLN.
3) 16 347 ORLEN PetroCentrumshares
   - for 17 749shares in ORLEN PetroZachód, with a par value PLN 1 000 per share, representing approximately 100% of the initial capital and the same percentage of votes at the general meeting of ORLEN PetroZachód.
   - the book value of ORLEN PetroZachód shares on PKN ORLEN's books, as of the day of the merger, amounted to PLN 26 802 000 PLN.

The main business activities of ORLEN PetroCentrum concerns the wholesales of fuels and other related products.

An improvement in the financial performance of the assets of the merged companies is expected as a result of the merger. PKN ORLEN's investment in ORLEN PetroCentrum is regarded as long-term. Before and after the Merger PKN ORLEN owned and continues to own 100% of the share capital of ORLEN PetroCentrum, and 100% of votes at the general meeting of shareholders of ORLEN PetroCentrum.

The Supervisory Board of ORLEN PetroCentrum consists of 4 members, employed by PKN ORLEN. The Management Board of ORLEN Transport consists of 3 members, all of whom are not directly employed by PKN ORLEN, but two of them are management board members of another PKN ORLEN subsidiary.

As the purchased shares in ORLEN PetroCentrum represent approximately 64% of the share capital of ORLEN PetroCentrum, they are significant assets in accordance with par. 2 section 1 point 52 and section 5 of the Polish Regulation of the Minister of Finance dated 19 October 2005, on current and periodic information to be published by issuers of securities.

This information is provided by RNS
The company news service from the London Stock Exchange

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specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	3rd Quarter Results-comment
Released	07:00 13-Nov-08
Number	0629I07

RNS Number : 0629I
Polski Koncern Naftowy Orlen S.A.
12 November 2008

Regulatory announcement no 99/2008 dated 13 November 2008
Financial data for 3 quarter 2008 under segments with commentary and impact of LIFO valuation of inventories on that financial results.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces the financial data for the third quarter of 2008 under segments with commentary and also information regarding the impact of the LIFO method of valuation of inventories on the unconsolidated financial results of PKN ORLEN, and also the consolidated financial results of the PKN ORLEN Capital Group for the third quarter of 2008.

Performance - General Overview

Financial highlights, PLNm	Q3 2008	Q2 2008	Q3 2007	y/y +/- %	q/q +/- %	2008	2007	+/- %
1	2	3	4	5=(2-4)/4	6=(2-3)/3	7	8	9=(7-8)/8
Revenue	**23,058**	**22,090**	**17,265**	***33.6***	***4.4***	**63,086**	**46,891**	***34.5***
Operating profit plus depreciation/ amortisation (EBITDA)	**1,120**	**2,253**	**1,438**	***-22.1***	***-50.3***	**4,526**	**4,305**	***5.1***
Operating profit/loss, including:	**512**	**1,646**	**834**	***-38.6***	***-68.9***	**2,724**	**2,500**	***9.0***
Refining (Production and Wholesale)	184	1,407	462	*-60.2*	*-86.9*	1,831	1,448	*26.5*
Petrochemicals	104	35	294	*-64.6*	*197.1*	370	1,013	*-63.5*
Chemicals	87	73	56	*55.4*	*19.2*	252	207	*21.7*
Refining (Retail)	247	109	175	*41.1*	*126.6*	460	356	*29.2*
Other[1]	29	74	-22	-	*60.8*	104	-109	-
Unallocated[2]	-139	-52	-131	-	-	-293	-415	*-29.4*

Clean EBIT, including:[3]	557	1,562	846	*-34.2*	*-64.3*	2,685	2,587	*3.8*
Non-recurring events[4]	-45	84	-12	*275.0*	-	39	-87	-
Refining (Production and Wholesale)	0	0	0	-	-	0	-63	-
Petrochemicals	0	0	-1	-	-	0	-1	-
Chemicals	0	0	0	-	-	0	0	-
Refining (Retail)	-14	0	0	-	-	-14	0	-
Other[1]	0	0	-2	-	-	0	-3	-
Unallocated[2]	-31	84	-9	*244.4*	-	53	-20	-
Net profit	71	1,698	538	*-86.8*	*-95.8*	2,485	1,892	*31.3*
Profit attributable to equity holders of the Parent	21	1,668	593	*-96.5*	*-98.7*	2,388	1,778	*34.3*
Clean profit attributable to equity holders of the Parent	62	1,600	605	*-89.8*	*-96.1*	2,361	1,852	*27.5*
Assets	49,607	48,153	45,320	*9.5*	*3.0*	49,607	45,320	*9.5*
Equity	23,897	23,505	22,731	*5.1*	*1.7*	23,897	22,731	*5.1*
Net debt	9,695	7,214	7,334	*32.2*	*34.4*	9,695	7,334	*32.2*
								-
Net cash provided by (used in) operating activities	238	1,281	630	*-62.2*	*-81.4*	2,506	2,538	*-1.3*
CAPEX	1,138	849	815	*39.6*	*34.0*	2,564	1,986	*29.1*
								-
ROACE (%)[5]	7.1	8.2	6.3	*13.3*	*-13.5*	7.1	6.4	*11.2*
Net debt to equity ratio (%)[6]	35.7	33.3	33.6	*6.2*	*7.1*	39.4	34.2	*15.3*
Net debt/EBITDA[7]	1.76	1.24	1.50	*17.4*	*42.2*	1.76	1.50	*17.4*
EPS	0.17	3.97	1.26	*-86.8*	*-95.8*	5.81	4.42	*31.3*
Dividend per share	1.62	0.00	0.00	-	-	1.62	0.00	-
Financial data, LIFO method (PLNm)	**Q3 2008**	**Q2 2008**	**Q3 2007**	**y/y +/- %**	**q/q +/- %**	**2008**	**2007**	**+/- %**
Operating profit/loss[8]	828	786	553	*49.7*	5.3	1,855	1,896	-2.2
Inventory valuation[9] with LIFO method at operating profit level, including:	316	-860	-281	-	-	-869	-604	*-43.9*
at PKN ORLEN S.A.	-58	-556	-266	*78.2*	*89.6*	-859	-491	*-74.9*
at the Unipetrol Group	40	-62	5	*-700.0*	-	-7	-52	*86.5*
at the Mazeikiu	335	-230	-34	-	-	6	-80	-

Group								
Net profit	340	994	310	9.7	-65.8	1,781	1,405	26.8

1. PKN ORLEN's companies responsible for support functions, employee-related services and maintenance.
2. Includes the PKN Corporate Centre and companies not included in the segments specified above.
3. Clean EBIT is the profit adjusted by the effect of non-recurring events.
4. Non-recurring events in Q3 2008 relating to business risks.
5. ROACE = operating profit for the last four quarters after tax / average capital employed (equity + net debt).
6. Calculated for the average balance-sheet values.
7. Debt (interest bearing) net of cash and short-term securities / (EBITDA + dividend received from Polkomtel) for the last four quarters.
8. Until Q4 2007, under the LIFO method applied at the ORLEN Group, new inventories (new layers) were valued at unit prices recorded in Q1 of a given year, while it should be valued at acquisition cost in the current period. In Q4 2007, with a view to ensuring the best possible comparability of revenue and costs in the given period, the impact of changes in prices of new layers of inventories (from the figures relating to Q1 to current period amounts) was assessed, while from Q1 2008 onwards, new layers have been recognised at current period prices. In the case of PKN ORLEN S.A., the resulting amounts were PLN (-) 18m for Q3 2007 and PLN 33m for the first three quarters of 2007. Detailed information on the impact of inventory valuation is presented on p. 17 of this report.
9. Calculated as difference between operating profit under inventory valuation with the LIFO method and operating profit under inventory valuation with the weighted average method.

Commentary

In Q3 2008, operating profit of the ORLEN Group ("the ORLEN Group"), calculated with the weighted average method of inventory valuation, decreased by PLN 322m year on year, to PLN 512m. Under the LIFO method, operating profit for Q3 2008 was PLN 828m, relative to PLN 553m in Q3 2007.

The following factors contributed to the overall decline of operating profit, calculated using the weighted average method of inventory valuation, in selected key companies of the ORLEN Group:

- Operating profit earned by PKN ORLEN S.A. went down by PLN 318m year on year, mainly due to the impact of oil price changes on inventory valuation, higher cost of energy used in the production processes, appreciation of the Polish zloty against the US dollar and the planned maintenance shutdown of the Olefin Unit;

- Operating profit of the Mazeikiu Group ("the Mazeikiu Group") decreased by PLN 39m year on year due to unfavourable macroeconomic factors, including in particular changes in oil prices;

- Operating profit of the Unipetrol Group ("the Unipetrol Group") was PLN 15m lower than in the corresponding period of 2007, mainly due to the lower margins on polyolefins and appreciation of the Czech crown against the US dollar and the euro;

- Operating profit of Basell Orlen Polyolefins went down by PLN 34m year on year, mainly because of lower margins on polyolefins, as well as strengthening of the Polish zloty;

- Operating profit of the Anwil Group ("the Anwil Group") rose by PLN 30m year on year, driven mainly by continued high margins on the segment's key products;

- Operating profits of other companies of the ORLEN Group improved by PLN 54m year on year.

The operating profit, calculated in accordance with the weighted average method, was mainly affected by:

- Change in the macroeconomic factors (down by PLN 40m, year on year), such as:

- Higher margins on the Group's key products, which boosted the Group's operating profit by approx. PLN 650m year on year;

- Changes in exchange rates, namely appreciation of the Polish zloty against the US dollar and the euro, which decreased the operating profit by approx. PLN 570m year on year;

- Lower price differential, which had a negative effect on the operating profit by approx. PLN 120m year on year.

- Higher sales volumes at the ORLEN Group, adjusted by the effect of completed maintenance shutdowns in the Petrochemicals segment, which increased the operating profit by approx. PLN 580m, year on year;

- Rising prices of energy used in the production processes, which decreased the operating profit by approx. PLN 300m year on year;

- Inventory valuation, which - due to changes in oil prices - decreased operating profit by approx. PLN 600m year on year.

Details of the changes of revenue and operating profits in individual segments are discussed further in this report.

Commentary on Macroeconomic Factors

Crude Oil Prices and Price Differential

In Q3 2008, the price of Brent went up by 54.4% year on year, to USD 115.38/bbl.

The average Ural/Brent differential was 35.7% lower than in Q3 2007, and stood at USD 1.8/bbl.

Refining Products

Q3 2008 witnessed rising margins (crack spreads) on diesel oil (by 88.3% year on year, to USD 231.46 per tonne), light fuel oil (by 128.6% to USD 211.99 per tonne), and A-1 jet fuel (by 104.3% to USD 311.84 per tonne). Concurrently, the margins on gasoline dropped by 9.2%, to USD 141.71 per tonne.

Petrochemical Products

Compared with Q3 2007, the margins on ethylene rose by 30.4% year on year, to USD 928.16 per tonne, while the margins on propylene went down by 2.8% year on year, to USD 628.24 per tonne, on polyethylene by 50.3%, to EUR 146.6 per tonne, and on polypropylene by 16.3%, to EUR 311.0 per tonne.

Exchange Rates

In Q3 2008, the average PLN/EUR exchange rate fell by 12.7% year on year, to 3.31, and the average PLN/USD exchange rate decreased by 20.2%, to 2.20. The average LTL/USD exchange rate went down by 8.8%, to 2.29, while the LTL/EUR rate remained flat in comparison with 2007, and amounted to 3.48. The average CZK/USD exchange rate dropped by 21.1%, to 16.05, and the average CZK/EUR rate fell by 13.7%, to 24.09.

Fuel Consumption

According to estimates based on the data provided by Agencja Rynku Energii S.A., in Q3 2008 gasoline consumption in Poland was approx. 1,080 thousand tonnes, down by 2.4% on Q3 2007. Diesel oil consumption went up by 7.2% in Q3 2008 year on year, and amounted to 2,810 thousand tonnes. At the same time, consumption of light fuel oil dropped by 6.8%, to 260 thousand tonnes.

In Lithuania, gasoline consumption in Q3 2008 went down by 4.2% year on year, and amounted to 110 thousand tonnes, while the consumption of diesel oil grew by 0.7%, and stood at 310 thousand tonnes.

According to estimates for the German retail market, gasoline consumption in Q3 2008 decreased by 2.4% year on year, to 5,360 thousand tonnes. Diesel oil consumption rose by 3.6% year on year, to 3,190 thousand tonnes.

Commentary - Refining Segment (Production and Wholesale)

Item, PLNm	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	y/y +/-%	q/q
1	2	3	4	5	6	7=(2-6)/6	8=(2-
Revenue, including:	**16,272**	**15,587**	**12,528**	**12,822**	**13,579**	*19.8*	
Sales to third parties	14,663	13,510	10,420	9,587	9,749	*50.4*	
Intra-company sales	1,609	2,077	2,108	3,235	3,830	*-58.0*	[illegible]
Costs	**-16,038**	**-14,209**	**-12,239**	**-12,583**	**-13,114**	*22.3*	
Other operating income	57	75	41	66	38	*50.0*	[illegible]
Other operating expenses	-107	-46	-90	-81	-41	*161.0*	1

Operating profit*	**184**	**1,407**	**240**	**224**	**462**	***-60.2***
Operating profit under LIFO	**501**	**556**	**-102**	**-321**	**179**	***179.9***
EBITDA	**445**	**1,667**	**488**	**488**	**720**	***-38.2***
CAPEX	**422**	**368**	**276**	**779**	**355**	***18.9***
Sales of products (thousand tonnes)	**6,088**	**6,064**	**4,982**	**4,167**	**5,406**	***12.6***

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level.

The segment's revenue in Q3 2008 grew by 19.8% year on year, mainly due to higher prices of refining products and increased sales volumes (by 682 thousand tonnes year on year, including a 239 thousand tonnes year-on-year increase in gasoline, a 153 thousand tonnes year-on-year increase in diesel oil and a 177 thousand tonnes year-on-year increase in A-1 jet fuel). The rising prices of crude oil and other feedstock increased the segment's costs by 22.3% year on year.

In Q3 2008, the Group's operating profit was PLN 184m, compared with PLN 462m in Q3 2007. The factors which contributed to the segment's operating profit included:

- A PLN 246m year on year decline in operating profit of PKN ORLEN S.A., stemming from the effect of oil price changes on inventory valuation, which caused the operating profit decrease in the amount of approx. PLN 200m year on year. Higher prices of energy used in the production processes reduced the operating profit by approx. PLN 240m year on year. Other factors which adversely affected operating profit of PKN ORLEN S.A. were the appreciation of the Polish zloty against the US dollar (reduced operating profit by approx. PLN 280m year on year) and lower price differential (reduced operating profit by approx. PLN 70m year on year). All these negative effects were partially offset by higher margins on fuels, which added approx. PLN 420m year on year to operating profit of PKN ORLEN S.A.; and higher operating efficiency, which increased the Q3 2008 operating profit by approx. PLN 130m.

- Decline of the operating profit of the Mazeikiu Group by PLN 59m year on year, to PLN (-) 23m, caused by unfavourable macroeconomic factors related to the effect of oil price changes on inventory valuation, which caused the operating profit decrease in the amount of approx. PLN 370m year on year. Higher prices of energy used in the production processes reduced operating profit by approx. PLN 60m year on year. Operating profit of the Mazeikiu Group was also adversely affected by the lower exchange rate of the US dollar (it reduced operating profit by approx. PLN 160m year on year) and the lower price differential (it reduced operating profit by approx. PLN 30m year on year). All these negative effects were to a certain extent offset by higher margins on refining products, which increased operating profit by PLN 120m year on year. Additionally, the overhaul of the vacuum distillation unit helped reach optimum oil throughput level and thus increased the oil throughput figures by 67.6% year on year and operating efficiency by approx. PLN 440m.

- A drop in operating profit of the Unipetrol Group, by PLN 1m year on year, driven by the effect of oil price changes on inventory valuation, which reduced the operating profit by approx. PLN 40m year on year. The operating profit of the Unipetrol Group was also adversely affected by the appreciation of the Czech crown against the US dollar, which decreased operating profit by approx. PLN 40m, and lower price differential, which reduced operating profit by approx. PLN 20m. At the same time, the increase in margins on refining products improved operating profit by approx. PLN 60m year on year and increased the operating efficiency - by approx. PLN 60m year on year.

Compared with Q3 2007, in Q3 2008 capex increased by PLN 67m year on year, to PLN 422m. The main projects executed in Q3 2008 included construction of the Diesel Oil Hydrodesulfurisation Unit VII and Hydrogen Plant II at PKN ORLEN S.A. as well as construction of a Diesel Oil Hydrodesulfurisation Unit at the Mazeikiu Group.

Commentary - Refining (Retail)

Item, PLNm	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	y/y +/-%	q/q ·
1	2	3	4	5	6	7=(2-6)/6	8=(2
Revenue, including:	**5,647**	**5,447**	**4,410**	**4,573**	**4,490**	***25.8***	
Sales to third parties	5,636	5,435	4,400	4,555	4,483	*25.7*	
Intra-company sales	11	12	10	18	7	*57.1*	
Costs	**-5,376**	**-5,338**	**-4,308**	**-4,508**	**-4,310**	***24.7***	
Other operating income	11	20	28	38	17	*-35.3*	
Other operating expenses	-35	-20	-27	-36	-22	*59.1*	
Operating profit*	**247**	**109**	**103**	**67**	**175**	***41.1***	
EBITDA	**332**	**194**	**180**	**152**	**253**	***31.2***	
CAPEX	**127**	**113**	**81**	**468**	**167**	***-24.0***	
Sales of products (thousand tonnes)	**1,376**	**1,317**	**1,147**	**1,153**	**1,201**	***14.6***	

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level. Change in the quarterly results in relation to the previously published results was caused by an adjustment relating to the transfer of a sales account in which mainly revenue on sales of non-fuel products is posted, from other activities to the retail segment.

In Q3 2008, the segment's revenue increased by 25.8% year on year, to PLN 5,647m, driven by higher sales volumes, which went up by 175 thousand tonnes year on year, primarily owing to a 120 thousand tonnes increase in sales of diesel fuel and 42 thousand tonnes increase in gasolines.

Operating profit of the ORLEN Group for Q3 2008 reached PLN 247m, relative to PLN 175m in Q3 2007. The segment's profit was driven by such factors as:

- A PLN 80m year-on-year rise in operating profit of PKN ORLEN S.A., driven by sales volumes increase by PLN 119 thousand tonnes year on year, which enhanced operating profit by approx. PLN 50m. Additionally, higher retail margins and increased profit on sales of non-fuel goods and services boosted the operating profit by approx. PLN 10m and PLN 20m, respectively.

- A PLN 3m year-on-year increase in operating profit of Benzina, to PLN 8m, following elimination of a provision released in Q3 2007, which increased other operating income in Q3 2007 by PLN 7m. At the operating level, in Q3 2008 the segment recorded improved efficiency, driven by higher sales volumes, which boosted the operating profit by approx. PLN 1m year on year, and higher retail margins on fuels, which increased the operating profit by approx. PLN 2m.

- A PLN 2m year-on-year fall in operating profit of ORLEN Deutschland, to PLN 12m, despite higher volumes of fuel sales (up by 54 thousand tonnes year on year), which added approx. PLN 10m year on year to operating profit. Operating profit was adversely affected by macroeconomic factors related to lower exchange rates of the euro and lower margins on fuels, which reduced operating profit by approx. PLN 10m and PLN 2m, respectively.

In Q3 2008, capex dropped by PLN 40m year on year, to PLN 127m. In Q3 2008, 22 new service stations were opened, while 50 were upgraded, rebranded and reconstructed.

Commentary - Petrochemicals

Item, PLNm	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	y/y +/-%	q/q ·
1	2	3	4	5	6	7=(2-6)/6	8=(2
Revenue, including:	2,923	3,428	3,287	3,425	3,401	*-14.1*	
Sales to third parties	1,948	2,379	2,257	2,201	2,221	*-12.3*	
Intra-company sales	975	1,049	1,030	1,224	1,180	*-17.4*	
Costs	-2,818	-3,411	-3,063	-3,389	-3,099	*-9.1*	
Other operating income	7	25	20	62	26	*-73.1*	
Other operating expenses	-8	-7	-12	-42	-34	*-76.5*	
Operating profit*	104	35	232	56	294	*-64.6*	
Operating profit under LIFO	103	26	247	38	295	*65.1*	
EBITDA	255	189	388	218	447	*-43.0*	
CAPEX	381	247	107	241	169	*125.4*	
Sales of products (thousand tonnes)	621	848	779	766	736	*-15.6*	

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level.

In Q3 2008, the segment recorded a PLN 478m year-on-year drop in revenue, caused by lower volumes of sales of olefins (by 16.1% year on year) and of polyolefins (by 5.9% year on year).

The segment's operating profit for Q3 2008 was PLN 104m vs. PLN 294m in Q3 2007. The drop was caused by:

- A PLN 139m drop in operating profit of PKN ORLEN S.A., to PLN 18m, caused mainly by the maintenance shutdown of the Olefin Unit, which is estimated to have a negative effect on the Q3 2008 results by approx. PLN 150m. Additionally, operating profit was adversely affected by the falling exchange rate of the US dollar, which reduced the operating profit by approx. PLN 60m year on year. The negative effects of the maintenance shutdown and lower exchange rates of the US dollar were partially offset by higher margins, which increased the Q3 2008 operating profit by approx. PLN 70m year on year.

- A PLN 34m year-on-year drop in operating profit of the Unipetrol Group in Q3 2008, to PLN 66m, caused mainly by macroeconomic factors, which decreased the operating profit by approx. PLN 70m year on year. The effects of macroeconomic conditions were partially offset by higher operating efficiency, which raised operating profit by approx. PLN 20m in Q3 2008.

- A PLN 34m decrease in operating profit of Basell ORLEN Polyolefins Sp. z o.o., which amounted to PLN 13m, mainly due to lower margins on polyolefins and appreciation of the Polish zloty against the euro, which lowered the operating profit by approx. PLN 40m and PLN 10m, respectively. These effects were partially offset by higher operating efficiency, which improved the Q3 2008 operating profit by approx. PLN 10m.

Compared with Q3 2007, in Q3 2008 capex increased by PLN 212m year on year, to PLN

381m. The main projects executed in Q3 2008 included construction of a paraxylene unit and construction of terephthalic acid unit at PKN ORLEN S.A., as well as benze extraction and C5 fractions at the Unipetrol Group.

Commentary - Chemicals

Item, PLNm	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	y/y +/-%	q/q
1	2	3	4	5	6	7=(2-6)/6	8=(2
Revenue, including:	749	717	737	632	714	4.9	
Sales to third parties	696	659	733	476	644	8.1	
Intra-company sales	53	58	4	156	70	-24.3	
Costs	-662	-652	-646	-584	-660	0.3	
Other operating income	4	11	5	6	3	33.3	
Other operating expenses	-4	-3	-5	-16	-1	300.0	
Operating profit*	87	73	91	38	56	55.4	
EBITDA	123	108	127	75	97	26.8	
CAPEX	91	52	20	57	31	193.5	
Sales of products (thousand tonnes)	523	393	515	379	480	9.0	

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level.

In Q3 2008, the segment's revenue rose by 4.9% year on year, to PLN 750m, driven by higher sales of Canwil (up by 10.4% year on year) and caustic solution (up by 9.0%). However, the segment recorded a decrease in sales volumes of caustic soda (down by 47.0%), PVC granulates (down by 21.1%), and polyvinyl chloride (down by 11.4%).

Operating profit generated by the segment in Q3 2008 was PLN 87m, an increase of PLN 56m in Q3 2007. The segment's profit was driven by:

- Higher margins on fertilisers, which boosted operating profit by approx. PLN 90m year on year, and higher margins on other products, which increased the operating profit by approx. PLN 10m year on year;

- Appreciation of the zloty against the euro, which negatively impacted the operating profit by approx. PLN 40m year on year;

- Lower sales volumes of PVC and granulates, which - despite higher sales of other products - reduced the operating profit by approx. PLN 30m year on year.

In Q3 2008, capital expenditure increased year on year by PLN 132m and amounted to PLN 163m. The main projects executed in Q3 2008 included construction of an oxygen plant, increase of the efficiency of fertiliser units and modernisation of production lines at the PVC complex of the Anwil Group.

Commentary - Other Activities

Item, PLNm	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	y/y +/-%	q/q
1	2	3	4	5	6	7=(2-6)/6	8=(2
Revenue, including:	419	511	472	471	608	-31.1	
Sales to third parties	116	107	129	84	167	-30.5	

Intra-company sales	303	404	343	387	441	-31.3
Costs	-408	-439	-482	-521	-623	-34.5
Other operating income	47	12	23	19	7	571.4
Other operating expenses	-29	-10	-12	-14	-14	107.1
Operating profit *	29	74	1	-45	-22	231.8
EBITDA	93	136	62	20	41	126.8
CAPEX	107	63	72	126	72	48.6
Sales of products (thousand tonnes)	444	722	734	763	761	-41.7

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level.

In Q3 2008, the Other Activities segment generated operating profit of PLN 29m, compared with a loss of PLN 22m posted in Q3 2007. The key factors contributing to the profit include:

- An increase of PLN 24m year on year in operating profit of the Unipetrol Group, to PLN 7m;
- A PLN 19m year on year decrease in operating loss incurred by the Mazeikiu Group, to minus PLN 52m;
- Operating profit of PKN ORLEN S.A. was comparable with that recorded in Q3 2007.

In Q3 2008, capital expenditure went up by PLN 35m year on year, and amounted to PLN 107m. The main projects executed in Q3 2008 included: sales platform for company-owned stations and upgrade of power substations.

Condensed Consolidated Financial Statements

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED INCOME STATEMENT
for 9 and 3 months ended September 30th 2008

ITEM, PLNm	Q3 2008	9 months of 2008	Q3 2007	9 months of 2007	+/- %
1	2	3	4	5	6=(2-4)/4
Operating activity					
Sales revenue					
Revenue on sales of products	22,120	61,590	16,527	45,947	33.8
Excise tax and other charges	-4,389	-12,619	-3,976	-11,200	10.4
Net revenue on sales of products	17,731	48,971	12,551	34,747	41.3
Revenue on sales of goods for resale and materials	5,921	15,765	5,440	14,091	8.8
Excise tax and other charges	-594	-1,650	-726	-1,947	-18.2
Net revenue on sales of goods for resale and materials	5,327	14,115	4,714	12,144	13.0
Total sales revenue	23,058	63,086	17,265	46,891	33.6
Cost of products sold	-16,310	-43,609	-11,051	-29,732	47.6
Cost of goods for resale and materials					

sold	-5,088	-13,399	-4,228	-10,996	*20.3*
Cost of products, goods for resale and materials sold	-21,398	-57,008	-15,279	-40,728	*40.0*
Gross profit on sales	**1,660**	**6,078**	**1,986**	**6,163**	***-16.4***
Selling costs	-810	-2,428	-781	-2,307	*3.7*
General and administrative expenses	-277	-958	-341	-1,108	*-18.8*
Other operating income	147	460	91	300	*61.5*
Other operating expenses	-208	-428	-121	-548	*71.9*
Operating profit	**512**	**2,724**	**834**	**2,500**	***-38.6***
Financial income	144	789	243	544	*-40.7*
Financial expenses	-613	-693	-542	-908	*13.1*
Net financial income/expenses	**-469**	**96**	**-299**	**-364**	***-56.9***
Share in net profit/loss of undertakings valued with equity method	81	232	76	199	*6.6*
Profit before tax	**124**	**3,052**	**611**	**2,335**	***-79.7***
Corporate income tax	-53	-567	-73	-443	*-27.4*
Net profit	**71**	**2,485**	**538**	**1,892**	***-86.8***
including:					
Net profit attributable to minority interests	50	97	-55	114	*190.9*
Net profit attributable to equity holders of the Parent	21	2,388	593	1,778	*-96.5*

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEET
as at September 30th 2008

ITEM, PLNm	Sep 30 2008	Dec 31 2007	+/- %
1	2	3	4=(2-3)/
ASSETS			
Non-current assets			
Property, plant and equipment	25,408	24,834	
Intangible assets	509	531	
Goodwill	85	86	
Assets available for sale	64	62	
Shares in undertakings consolidated with equity method	785	700	
Deferred tax asset	180	233	
Investment property	70	69	
Perpetual usufruct right to land	100	91	
Long-term loans and own receivables	142	130	
Total non-current assets	**27,343**	**26,736**	
Current assets			
Inventories	11,589	10,365	
Trade and other receivables	8,634	6,884	
Income taxes receivable	159	115	
Current financial assets	146	168	
Prepayments and accrued income	194	147	
Cash	1,464	1,498	
Assets held for sale	78	190	
Total current assets	**22,264**	**19,367**	
Total assets	**49,607**	**46,103**	

EQUITY AND LIABILITIES

Equity			
Share capital	535	535	
Share capital revaluation adjustment	523	523	
Share capital	**1,058**	**1,058**	
Share premium account	1,058	1,058	
Share premium revaluation adjustment	169	169	
Share premium account	**1,227**	**1,227**	
Hedging capital	-50	83	-
Currency-translation differences	-1,513	-1,328	
Retained profit	20,581	18,895	
Equity attributable to equity holders of the Parent	**21,303**	**19,935**	
Equity attributable to minority interests	2,594	2,638	
Total equity	**23,897**	**22,573**	
Non-current liabilities			
Loans and borrowings	9,390	8,603	
Provisions	744	799	
Deferred tax liability	1,524	1,549	
Other non-current liabilities	156	140	
Total non-current liabilities	**11,814**	**11,091**	
Current liabilities			
Trade and other payables	10,373	9,181	
Provisions	669	723	
Income tax expense	63	39	
Loans and borrowings	1,914	1,719	
Deferred income	79	61	
Other financial liabilities	782	716	
Liabilities directly related to assets held for sale	16	0	
Total current liabilities	**13,896**	**12,439**	
Total equity and liabilities	**49,607**	**46,103**	

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED CASH-FLOW STATEMENT
for 9 and 3 months ended September 30th 2008

ITEM, PLNm	Q3 2008	9 months of 2008	Q3 2007	9 months of 2007	+/- %
1	2	3	4	5	6=2/4
Cash flows from operating activities					
Net profit	**71**	**2,485**	**538**	**1,892**	**-8**
Adjustments:					
Share in net profit/(loss) of undertakings valued with equity method	-81	-233	-76	-199	-[illegible]
Depreciation and amortisation	608	1,802	604	1,805	[illegible]
Net foreign exchange gains	109	-425	-57	-239	29
Net interest and dividends	135	370	92	334	4
(Profit)/loss on investing activities	5	-39	437	512	-9
Increase in receivables	-104	-1,562	-66	-729	-5
(Increase) in inventories	346	-1,252	-203	-1,489	27
Increase in liabilities and accruals	-621	1,490	-536	588	-1
(Decrease) in provisions	-40	-67	5	-55	-90
Income tax on profit before tax	53	567	73	443	-2
Income tax paid	-226	-523	-254	-395	1
Other adjustments	-17	-108	72	70	-12

Net cash provided by/(used in) operating activities	**238**	**2,505**	**629**	**2,538**	**-62**
Cash flows from investing activities					
Acquisition of property, plant and equipment and intangible assets	-1,353	-2,920	-969	-2,397	*-39*
Disposal of property, plant and equipment and intangible assets	18	71	-2	58	*1,00*
Disposal of shares	0	167	772	779	
Acquisition of shares	-2	-4	1	-488	*-30*
Acquisition of short-term securities	0	0	10	-1	
Disposal of short-term securities	0	0	-6	245	
Dividends and interest received	-17	85	39	239	*-14*
Loans granted	-1	-2	16	-3	*-10*
Loans repaid	0	2	5	7	
Dividend paid to minority interests	-145	-147	-9	-9	
Other	-12	-19	-20	-14	*4*
Net cash provided by/(used in) investing activities	**-1,512**	**-2,767**	**-163**	**-1,584**	***-82***
Cash flows from financing activities					
Increase in long- and short-term loans and borrowings	4,257	6,953	1,048	4,022	*30*
Issue of debt securities	141	474	0	750	
Repayment of long- and short-term loans and borrowings	-2,130	-5,385	-1,132	-5,024	*-8*
Redemption of debt securities	-89	-726	0	-89	
Interest paid	-130	-370	-97	-412	*-3*
Dividend paid	-693	-693	0	0	
Payment of liabilities under financial lease agreements	-9	-27	-8	-25	
Other	1	1	-1	5	*20*
Net cash provided by/(used in) financing activities	**1,348**	**227**	**-190**	**-773**	***80***
Net (decrease) in cash	**74**	**-35**	**277**	**181**	**-7**
Foreign-exchange gains/(losses)	1	1	0	0	
Cash at beginning of period	**1,389**	**1,498**	**2,255**	**2,351**	**-3**
Cash at end of period, including	**1,464**	**1,464**	**2,532**	**2,532**	**-4**
restricted cash	72	72	58	58	2

Operating Data

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRODUCTION VOLUMES
for 3 months ended September 30th 2008

Output ('000 tonnes)	Q3 2008	Q3 2007*	y-o-y change %	Q3 2008	% share	Q3 2008	% share	Q3
1	2	3	4=(2-3)/3	5	6=5/total for segment	7	8=7/ total for segment	
Refining	**ORLEN Group**	**ORLEN Group**		**PKN ORLEN S.A.**		**Unipetrol Group**		**I**

Crude oil throughput	7,342	6,093	20.5	3,597	-	1,216	-

Gasoline	1,683	1,370	22.8	722	23.1	231	18.2
Diesel fuel	2,680	2,303	16.4	1,326	42.5	522	41.1
Light fuel oil	174	209	-16.7	154	4.9	8	0.6
A-1 jet fuel	303	185	63.8	113	3.6	26	2.0
Heavy fuel oil	739	650	13.7	222	7.1	32	2.5
LPG	185	143	29.4	62	2.0	46	3.6
Bitumens	432	410	5.4	0	0.0	81	6.4
Lubricants	53	51	3.9	0	0.0	26	2.0
Other	43	35	22.9	524	16.8	297	23.4
Total products	**6,292**	**5,356**	**17.5**	**3,123**	-	**1,269**	-

Petrochemicals	ORLEN Group	ORLEN Group		PKN ORLEN S.A.		Unipetrol/Chemopetrol	
Polyethylene	104	108	-3.7	0	0.0	74	10.2
Polypropylene	90	95	-5.3	0	0.0	60	8.3
Ethylene	82	87	-5.7	84	34.7	125	17.2
Propylene	39	49	-20.4	68	28.1	72	9.9
Toluene	14	29	-51.7	14	5.8	0	0.0
Benzene	65	65	0.0	15	6.2	50	6.9
Paraxylene	5	9	-44.4	5	2.1	0	0.0
Ortoxylene	5	7	-28.6	5	2.1	0	0.0
Acetone	5	7	-28.6	5	2.1	0	0.0
Butadiene	10	14	-28.6	10	4.1	0	0.0
Glycol	42	53	-20.8	6	2.5	44	6.1
Ethylene oxide	1	4	-75.0	1	0.4	0	0.0
Phenol	8	12	-33.3	8	3.3	0	0.0
Other	320	259	23.6	21	8.7	300	41.4
Total products	**790**	**798**	**-1.0**	**242**	-	**725**	-

Chemicals	ORLEN Group	ORLEN Group		PKN ORLEN S.A.		Unipetrol/Chemopetrol	
PVC	81	105	-22.9	-	-	0	0.0
PVC granulate	15	19	-21.1	-	-	0	0.0
CANWIL	101	82	23.2	-	-	0	0.0
Ammonium nitrate	141	136	3.7	-	-	0	0.0
Caprolactam	11	11	-	-	-	0	0.0
Other	511	445	14.8	-	-	245	100.0
Total products	**860**	**798**	**7.8**	**0**	-	**245**	-

Total output	**7,942**	**6,952**	**14.2**	**3 365**	-	-	-

* Change of data relative to that published in the Q3 2007 report, due to consolidation of production in the IT platform.

POLSKI KONCERN NAFTOWY ORLEN S.A.
SALES OF KEY PRODUCTS
for 9 and 3 months ended September 30th 2008

Sales ('000 tonnes)	Q3 2008	9 months of 2008	Q3 2007	9 months of 2007	y-o-y change %
1	2	3	4	5	6=2/4
Refining (Production and Wholesale)					
Gasoline	1,421	4,225	1,182	3,312	20.2

Diesel fuel	2,507	6,933	2,354	5,926	*6.5*
Light fuel oil	297	921	270	820	*10.0*
Jet fuel	359	896	182	502	*97.3*
Heavy fuel oil	619	2,069	588	1,774	*5.3*
LPG	118	366	139	394	*-15.1*
Bitumens	433	835	425	786	*1.9*
Lubricants	63	193	70	183	*-10.0*
Other	271	696	196	584	*38.3*
Total products	**6,088**	**17,134**	**5,406**	**14,281**	***12.6***
Refining (Retail)					
Gasoline	604	1,710	562	1,592	*7.5*
Diesel fuel	692	1,907	572	1,582	*21.0*
LPG	79	223	67	193	*17.9*
Other	1	1	0	1	-
Total products	**1,376**	**3,841**	**1,201**	**3,368**	***14.6***
Refining (Production and Wholesale + Retail)	**7,464**	**20,975**	**6,607**	**17,649**	***13.0***
Petrochemicals					
Polyethylene	103	364	117	347	*-12.0*
Polypropylene	94	294	92	289	*2.2*
Ethylene	56	210	70	208	*-20.0*
Propylene	47	169	53	176	*-11.3*
Toluene	15	85	31	88	*-51.6*
Benzene	67	219	70	140	*-4.3*
Paraxylene	6	18	8	24	*-25.0*
Ortoxylene	5	19	7	19	*-28.6*
Acetone	5	21	7	24	*-28.6*
Butadiene	10	41	15	60	*-33.3*
Glycol	110	170	28	78	*292.9*
Ethylene oxide	1	10	4	12	*-75.0*
Phenol	8	33	11	36	*-27.3*
Other	94	595	223	789	*-57.8*
Total products	**621**	**2,248**	**736**	**2,290**	***-15.6***
Chemicals					
PVC	78	249	88	281	*-11.4*
PVC granulate	15	47	19	53	*-21.1*
CANWIL	106	341	96	296	*10.4*
Ammonium nitrate	137	409	163	417	*-16.0*
Other	187	386	114	400	*62.6*
Total products	**523**	**1,432**	**480**	**1,447**	***8.7***
Petrochemicals and Chemicals	**1,144**	**3,680**	**1,216**	**3,737**	***-6.0***
Other activities	**444**	**1,896**	**761**	**2,267**	***-41.7***
ORLEN Group - total	**9,052**	**26,551**	**8,584**	**23,653**	***5.4***

Information on the Effect of Inventories Valuation with the LIFO Method

The Management Board of PKN ORLEN S.A. hereby reports on the impact of the LIFO inventory valuation on PKN ORLEN's non-consolidated profit and the ORLEN Group's consolidated profit for Q3 2008 and nine months of 2008. Profit before tax and net profit (i.e. including deferred tax), as estimated by the Company for PKN ORLEN and the ORLEN Group using the LIFO method, are as follows:

Profit, PLNm	9 months ended September 30th 2008		3 months ended September 30th 2008		9 months ended September 30th 2007	
	Inventory valuation at the weighted average production or acquisition cost	LIFO valuation	Inventory valuation at the weighted average production or acquisition cost	LIFO valuation	Inventory valuation at the weighted average production or acquisition cost	LIFO valuation
Non-consolidated profit before tax	2,643	1,784	-154	-212	2,262	1,771
Non-consolidated net profit	2,268	1,572	-106	-153	1,939	1,541
Consolidated profit before tax	3,052	2,183	124	440	2,336	1,732
Consolidated net profit	2,485	1,781	71	340	1,892	1,405

PKN ORLEN S.A. and the ORLEN Group apply the inventory valuation method based on the weighted average production or acquisition cost. This method defers the recognition of oil price increase or decrease on the prices of final products. Therefore, the results benefit from increases in crude oil prices and suffer when the prices decline. The application of the LIFO inventory valuation method results in the current production being valued based on the current price of crude oil purchased by the Group. Accordingly, an upward trend in oil prices decreases, and a falling trend in oil prices increases the results in accordance with LIFO method relative to the results obtained when the weighted average method is applied.

Until Q4 2007, according to the LIFO method applied by the ORLEN Group, increase in inventory (new layers) was valued at the unit price of an inventory item from Q1 of a given year, whereas it should be valued at purchase prices of current period. The difference between the two prices multiplied by a change in inventories affected costs and, as a result, profits as well (effect of change in prices of new inventory layers). To ensure best possible comparability of the revenues and costs of a given period, in Q4 2007 the Group estimated the effect of change in prices of new inventory layers (from the Q1 figures to the current period figures), and from Q1 2008 onwards, new layers of inventory are valued at current prices.

END

Close

Performance – General Overview

Financial highlights, PLNm	Q3 2008	Q2 2008	Q3 2007	y/y +/- %	q/q +/- %	2008	2007	+/- %
1	2	3	4	5 = (2-4) / 4	6=(2-3) / 3	7	8	9 = (7-8) / 8
Revenue	23,058	22,090	17,265	33.6	4.4	63,086	46,891	34.5
Operating profit plus depreciation/ amortisation (EBITDA)	1,120	2,253	1,438	-22.1	-50.3	4,526	4,305	5.1
Operating profit/loss, including:	512	1,646	834	-38.6	-68.9	2,724	2,500	9.0
Refining (Production and Wholesale)	184	1,407	462	-60.2	-86.9	1,831	1,448	26.5
Petrochemicals	104	35	294	-64.6	197.1	370	1,013	-63.5
Chemicals	87	73	56	55.4	19.2	252	207	21.7
Refining (Retail)	247	109	175	41.1	126.6	460	356	29.2
Other[1]	29	74	-22	-	60.8	104	-109	-
Unallocated[2]	-139	-52	-131	-	-	-293	-415	-29.4
Clean EBIT, including:[3]	557	1,562	848	-34.2	-64.3	2,685	2,587	3.8
Non-recurring events[4]	-45	84	-12	275.0	-	39	-87	-
Refining (Production and Wholesale)	0	0	0	-	-	0	-63	-
Petrochemicals	0	0	-1	-	-	0	-1	-
Chemicals	0	0	0	-	-	0	0	-
Refining (Retail)	-14	0	0	-	-	-14	0	-
Other[1]	0	0	-2	-	-	0	-3	-
Unallocated[2]	-31	84	-9	244.4	-	53	-20	-
Net profit	71	1,698	538	-86.8	-95.8	2,485	1,892	31.3
Profit attributable to equity holders of the Parent	21	1,668	593	-96.5	-98.7	2,388	1,778	34.3
Clean profit attributable to equity holders of the Parent	62	1,600	605	-89.8	-96.1	2,361	1,852	27.5
Assets	49,607	48,153	45,320	9.5	3.0	49,607	45,320	9.5
Equity	23,897	23,505	22,731	5.1	1.7	23,897	22,731	5.1
Net debt	9,695	7,214	7,334	32.2	34.4	9,695	7,334	32.2
								-
Net cash provided by (used in) operating activities	238	1,281	630	-62.2	-81.4	2,506	2,538	-1.3
CAPEX	1,138	849	815	39.6	34.0	2,564	1,986	29.1
								-
ROACE (%)[5]	7.1	8.2	6.3	13.3	-13.5	7.1	6.4	11.2
Net debt to equity ratio (%)[6]	35.7	33.3	33.6	6.2	7.1	39.4	34.2	15.3
Net debt/EBITDA[7]	1.76	1.24	1.50	17.4	42.2	1.76	1.50	17.4
EPS	0.17	3.97	1.28	-86.8	-95.8	5.81	4.42	31.3
Dividend per share	1.62	0.00	0.00	-	-	1.62	0.00	-

Financial data, LIFO method (PLNm)	Q3 2008	Q2 2008	Q3 2007	y/y +/- %	q/q +/- %	2008	2007	Zmiana %
Operating profit/loss[8]	828	786	553	49.7	5.3	1,855	1,896	-2.2
Inventory valuation[9] with LIFO method at operating profit level, including:	316	-860	-281	-	-	-869	-604	-43.9
at PKN ORLEN S.A.	-58	-556	-266	78.2	89.6	-859	-491	-74.9
at the Unipetrol Group	40	-62	5	-700.0	-	-7	-52	86.5
at the Mazeikiu Group	335	-230	-34	-	-	6	-80	-
Net profit	340	994	310	9.7	-65.8	1,781	1,405	26.8

1) PKN ORLEN's companies responsible for support functions, employee-related services and maintenance.
2) Includes the PKN Corporate Centre and companies not included in the segments specified above.
3) Clean EBIT is the profit adjusted by the effect of non-recurring events.
4) Non-recurring events in Q3 2008 relating to business risks.
5) ROACE = operating profit for the last four quarters after tax / average capital employed (equity + net debt).
6) Calculated for the average balance-sheet values.
7) Debt (interest bearing) net of cash and short-term securities / (EBITDA + dividend received from Polkomtel) for the last four quarters.
8) Until Q4 2007, under the LIFO method applied at the ORLEN Group, new inventories (new layers) were valued at unit prices recorded in Q1 of a given year, while it should be valued at acquisition cost in the current period. In Q4 2007, with a view to ensuring the best possible comparability of revenue and costs in the given period, the impact of changes in prices of new layers of inventories (from the figures relating to Q1 to current period amounts) was assessed, while from Q1 2008 onwards, new layers have been recognised at current period prices. In the case of PKN ORLEN S.A., the resulting amounts were PLN (-) 16m for Q3 2007 and PLN 33m for the first three quarters of 2007. Detailed information on the impact of inventory valuation is presented on p. 17 of this report.
9) Calculated as difference between operating profit under inventory valuation with the LIFO method and operating profit under inventory valuation with the weighted average method.

Commentary

In Q3 2008, operating profit of the ORLEN Group ("the ORLEN Group"), calculated with the weighted average method of inventory valuation, decreased by PLN 322m year on year, to PLN 512m. Under the LIFO method, operating profit for Q3 2008 was PLN 828m, relative to PLN 553m in Q3 2007.

The following factors contributed to the overall decline of operating profit, calculated using the weighted average method of inventory valuation, in selected key companies of the ORLEN Group:

- Operating profit earned by PKN ORLEN S.A. went down by PLN 318m year on year, mainly due to the impact of oil price changes on inventory valuation, higher cost of energy used in the production processes, appreciation of the Polish zloty against the US dollar and the planned maintenance shutdown of the Olefin Unit;

- Operating profit of the Mazeikiu Group ("the Mazeikiu Group") decreased by PLN 39m year on year due to unfavourable macroeconomic factors, including in particular changes in oil prices;

- Operating profit of the Unipetrol Group ("the Unipetrol Group") was PLN 15m lower than in the corresponding period of 2007, mainly due to the lower margins on polyolefins and appreciation of the Czech crown against the US dollar and the euro;

- Operating profit of Basell Orlen Polyolefins went down by PLN 34m year on year, mainly because of lower margins on polyolefins, as well as strengthening of the Polish zloty;

- Operating profit of the Anwil Group ("the Anwil Group") rose by PLN 30m year on year, driven mainly by continued high margins on the segment's key products;

- Operating profits of other companies of the ORLEN Group improved by PLN 54m year on year.

The operating profit, calculated in accordance with the weighted average method, was mainly affected by:

- Change in the macroeconomic factors (down by PLN 40m, year on year), such as:
  - Higher margins on the Group's key products, which boosted the Group's operating profit by approx. PLN 650m year on year;
  - Changes in exchange rates, namely appreciation of the Polish zloty against the US dollar and the euro, which decreased the operating profit by approx. PLN 570m year on year;
  - Lower price differential, which had a negative effect on the operating profit by approx. PLN 120m year on year.
- Higher sales volumes at the ORLEN Group, adjusted by the effect of completed maintenance shutdowns in the Petrochemicals segment, which increased the operating profit by approx. PLN 580m, year on year;
- Rising prices of energy used in the production processes, which decreased the operating profit by approx. PLN 300m year on year;
- Inventory valuation, which – due to changes in oil prices – decreased operating profit by approx. PLN 600m year on year.

Details of the changes of revenue and operating profits in individual segments are discussed further in this report.

Commentary on Macroeconomic Factors

Crude Oil Prices and Price Differential

In Q3 2008, the price of Brent went up by 54.4% year on year, to USD 115.38/bbl.

The average Ural/Brent differential was 35.7% lower than in Q3 2007, and stood at USD 1.8/bbl.

Refining Products

Q3 2008 witnessed rising margins (crack spreads) on diesel oil (by 88.3% year on year, to USD 231.46 per tonne), light fuel oil (by 128.6% to USD 211.99 per tonne), and A-1 jet fuel (by 104.3% to USD 311.84 per tonne). Concurrently, the margins on gasoline dropped by 9.2%, to USD 141.71 per tonne.

Petrochemical Products

Compared with Q3 2007, the margins on ethylene rose by 30.4% year on year, to USD 928.16 per tonne, while the margins on propylene went down by 2.8% year on year, to USD 628.24 per tonne, on polyethylene by 50.3%, to EUR 146.6 per tonne, and on polypropylene by 16.3%, to EUR 311.0 per tonne.

Exchange Rates

In Q3 2008, the average PLN/EUR exchange rate fell by 12.7% year on year, to 3.31, and the average PLN/USD exchange rate decreased by 20.2%, to 2.20. The average LTL/USD exchange rate went down by 8.8%, to 2.29, while the LTL/EUR rate remained flat in comparison with 2007, and amounted to 3.48. The average CZK/USD exchange rate dropped by 21.1%, to 16.05, and the average CZK/EUR rate fell by 13.7%, to 24.09.

Fuel Consumption

According to estimates based on the data provided by Agencja Rynku Energii S.A., in Q3 2008 gasoline consumption in Poland was approx. 1,080 thousand tonnes, down by 2.4% on Q3 2007. Diesel oil consumption went up by 7.2% in Q3 2008 year on year, and amounted to 2,810 thousand tonnes. At the same time, consumption of light fuel oil dropped by 6.8%, to 260 thousand tonnes.

In Lithuania, gasoline consumption in Q3 2008 went down by 4.2% year on year, and amounted to 110 thousand tonnes, while the consumption of diesel oil grew by 0.7%, and stood at 310 thousand tonnes.

According to estimates for the German retail market, gasoline consumption in Q3 2008 decreased by 2.4% year on year, to 5,360 thousand tonnes. Diesel oil consumption rose by 3.6% year on year, to 3,190 thousand tonnes.

Commentary - Refining Segment (Production and Wholesale)

[illegible]	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	[illegible]	[illegible]
1	2	3	4	5	6	7=(2-6)/6	8=(2-3)/3
Revenue, Including:	**16,272**	**15,587**	**12,528**	**12,822**	**13,579**	***19.8***	***4.4***
Sales to third parties	14,663	13,510	10,420	9,587	9,749	*50.4*	*8.5*
Intra-company sales	1,609	2,077	2,108	3,235	3,830	*-58.0*	*-22.5*
Costs	**-16,038**	**-14,209**	**-12,239**	**-12,583**	**-13,114**	***22.3***	***12.9***
Other operating income	57	75	41	66	38	*50.0*	*-24.0*
Other operating expenses	-107	-46	-90	-81	-41	*161.0*	*132.6*
Operating profit*	**184**	**1,407**	**240**	**224**	**462**	***-60.2***	***-86.9***
Operating profit under LIFO	**501**	**556**	**-102**	**-321**	**179**	***179.9***	***-9.9***
EBITDA	**445**	**1,667**	**488**	**488**	**720**	***-38.2***	***-73.3***
CAPEX	**422**	**368**	**276**	**779**	**355**	***18.9***	***14.7***
Sales of products (thousand tonnes)	**6,088**	**6,064**	**4,982**	**4,167**	**5,406**	***12.6***	***0.4***

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level.

The segment's revenue in Q3 2008 grew by 19.8% year on year, mainly due to higher prices of refining products and increased sales volumes (by 682 thousand tonnes year on year, including a 239 thousand tonnes year-on-year increase in gasoline, a 153 thousand tonnes year-on-year increase in diesel oil and a 177 thousand tonnes year-on-year increase in A-1 jet fuel). The rising prices of crude oil and other feedstock increased the segment's costs by 22.3% year on year.

In Q3 2008, the Group's operating profit was PLN 184m, compared with PLN 462m in Q3 2007. The factors which contributed to the segment's operating profit included:

- A PLN 246m year on year decline in operating profit of PKN ORLEN S.A., stemming from the effect of oil price changes on inventory valuation, which caused the operating profit decrease in the amount of approx. PLN 200m year on year. Higher prices of energy used in the production processes reduced the operating profit by approx. PLN 240m year on year. Other factors which adversely affected operating profit of PKN ORLEN S.A. were the appreciation of the Polish zloty against the US dollar (reduced operating profit by approx. PLN 280m year on year) and lower price differential (reduced operating profit by approx. PLN 70m year on year). All these negative effects were partially offset by higher margins on fuels, which added approx. PLN 420m year on year to operating profit of PKN ORLEN S.A.; and higher operating efficiency, which increased the Q3 2008 operating profit by approx. PLN 130m.

- Decline of the operating profit of the Mazeikiu Group by PLN 59m year on year, to PLN (-) 23m, caused by unfavourable macroeconomic factors related to the effect of oil price changes on inventory valuation, which caused the operating profit decrease in the amount of approx. PLN 370m year on year. Higher prices of energy used in the production processes reduced operating profit by approx. PLN 60m year on year. Operating profit of the Mazeikiu Group was also adversely affected by the lower exchange rate of the US dollar (it reduced operating profit by approx. PLN 160m year on year) and the lower price differential (it reduced operating profit by approx. PLN 30m year on year). All these negative effects were to a certain extent offset by higher margins on refining products, which increased operating profit by PLN 120m year on year. Additionally, the overhaul of the vacuum distillation unit helped reach optimum oil throughput level and thus increased the oil throughput figures by 67.6% year on year and operating efficiency by approx. PLN 440m.

- A drop in operating profit of the Unipetrol Group, by PLN 1m year on year, driven by the effect of oil price changes on inventory valuation, which reduced the operating profit by approx. PLN 40m year on year. The operating profit of the Unipetrol Group was also adversely affected by the appreciation of the Czech crown against the US dollar, which decreased operating profit by approx. PLN 40m, and lower price differential, which reduced operating profit by approx. PLN 20m. At the same time, the increase in margins on refining products improved operating profit by approx. PLN 60m year on year and increased the operating efficiency – by approx. PLN 60m year on year.

Compared with Q3 2007, in Q3 2008 capex increased by PLN 67m year on year, to PLN 422m. The main projects executed in Q3 2008 included construction of the Diesel Oil Hydrodesulfurisation Unit VII and Hydrogen Plant II at PKN ORLEN S.A. as well as construction of a Diesel Oil Hydrodesulfurisation Unit at the Mazeikiu Group.

Commentary - Refining (Retail)

[illegible]	Q3 2008	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1	2	3	4	5	6	7=(2-6)/6	8=(2-3)/3
Revenue, including:	**5,647**	**5,447**	**4,410**	**4,573**	**4,490**	***25.8***	***3.7***
Sales to third parties	5,636	5,435	4,400	4,555	4,483	*25.7*	*3.7*
Intra-company sales	11	12	10	18	7	*57.1*	*-8.3*
Costs	**-5,376**	**-5,338**	**-4,308**	**-4,508**	**-4,310**	***24.7***	***0.7***
Other operating income	11	20	28	38	17	*-35.3*	*-45.0*
Other operating expenses	-35	-20	-27	-36	-22	*59.1*	*75.0*
Operating profit*	**247**	**109**	**103**	**67**	**175**	***41.1***	***126.6***
EBITDA	**332**	**194**	**180**	**152**	**253**	***31.2***	***71.1***
CAPEX	**127**	**113**	**81**	**468**	**167**	***-24.0***	***12.4***
Sales of products (thousand tonnes)	**1,376**	**1,317**	**1,147**	**1,153**	**1,201**	***14.6***	***4.5***

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level. Change in the quarterly results in relation to the previously published results was caused by an adjustment relating to the transfer of a sales account in which mainly revenue on sales of non-fuel products is posted, from other activities to the retail segment.

In Q3 2008, the segment's revenue increased by 25.8% year on year, to PLN 5,647m, driven by higher sales volumes, which went up by 175 thousand tonnes year on year, primarily owing to a 120 thousand tonnes increase in sales of diesel fuel and 42 thousand tonnes increase in gasolines.

Operating profit of the ORLEN Group for Q3 2008 reached PLN 247m, relative to PLN 175m in Q3 2007. The segment's profit was driven by such factors as:

- A PLN 80m year-on-year rise in operating profit of PKN ORLEN S.A., driven by sales volumes increase by PLN 119 thousand tonnes year on year, which enhanced operating profit by approx. PLN 50m. Additionally, higher retail margins and increased profit on sales of non-fuel goods and services boosted the operating profit by approx. PLN 10m and PLN 20m, respectively.
- A PLN 3m year-on-year increase in operating profit of Benzina, to PLN 8m, following elimination of a provision released in Q3 2007, which increased other operating income in Q3 2007 by PLN 7m. At the operating level, in Q3 2008 the segment recorded improved efficiency, driven by higher sales volumes, which boosted the operating profit by approx. PLN 1m year on year, and higher retail margins on fuels, which increased the operating profit by approx. PLN 2m.
- A PLN 2m year-on-year fall in operating profit of ORLEN Deutschland, to PLN 12m, despite higher volumes of fuel sales (up by 54 thousand tonnes year on year), which added approx. PLN 10m year on year to operating profit. Operating profit was adversely affected by macroeconomic factors related to lower exchange rates of the euro and lower margins on fuels, which reduced operating profit by approx. PLN 10m and PLN 2m, respectively.

In Q3 2008, capex dropped by PLN 40m year on year, to PLN 127m. In Q3 2008, 22 new service stations were opened, while 50 were upgraded, rebranded and reconstructed.

Commentary - Petrochemicals

[illegible]	Q3 2008	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1	2	3	4	5	6	7=(2-6)/6	8=(2-3)/3
Revenue, including:	**2,923**	**3,428**	**3,287**	**3,425**	**3,401**	***-14.1***	***-14.7***
Sales to third parties	1,948	2,379	2,257	2,201	2,221	*-12.3*	*-18.1*
Intra-company sales	975	1,049	1,030	1,224	1,180	*-17.4*	*-7.1*
Costs	**-2,818**	**-3,411**	**-3,063**	**-3,389**	**-3,099**	***-9.1***	***-17.4***
Other operating income	7	25	20	62	26	*-73.1*	*-72.0*
Other operating expenses	-8	-7	-12	-42	-34	*-76.5*	*14.3*
Operating profit*	**104**	**35**	**232**	**56**	**294**	***-64.6***	***197.1***
Operating profit under LIFO	**103**	**26**	**247**	**38**	**295**	***65.1***	***296.2***
EBITDA	**255**	**189**	**388**	**218**	**447**	***-43.0***	***34.9***
CAPEX	**381**	**247**	**107**	**241**	**169**	***125.4***	***54.3***
Sales of products (thousand tonnes)	**621**	**848**	**779**	**766**	**736**	***-15.6***	***-26.8***

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level.

In Q3 2008, the segment recorded a PLN 478m year-on-year drop in revenue, caused by lower volumes of sales of olefins (by 16.1% year on year) and of polyolefins (by 5.9% year on year).

The segment's operating profit for Q3 2008 was PLN 104m vs. PLN 294m in Q3 2007. The drop was caused by:

- A PLN 139m drop in operating profit of PKN ORLEN S.A., to PLN 18m, caused mainly by the maintenance shutdown of the Olefin Unit, which is estimated to have a negative effect on the Q3 2008 results by approx. PLN 150m. Additionally, operating profit was adversely affected by the falling exchange rate of the US dollar, which reduced the operating profit by approx. PLN 60m year on year. The negative effects of the maintenance shutdown and lower exchange rates of the US dollar were partially offset by higher margins, which increased the Q3 2008 operating profit by approx. PLN 70m year on year.

- A PLN 34m year-on-year drop in operating profit of the Unipetrol Group in Q3 2008, to PLN 66m, caused mainly by macroeconomic factors, which decreased the operating profit by approx. PLN 70m year on year. The effects of macroeconomic conditions were partially offset by higher operating efficiency, which raised operating profit by approx. PLN 20m in Q3 2008.

- A PLN 34m decrease in operating profit of Basell ORLEN Polyolefins Sp. z o.o., which amounted to PLN 13m, mainly due to lower margins on polyolefins and appreciation of the Polish zloty against the euro, which lowered the operating profit by approx. PLN 40m and PLN 10m, respectively. These effects were partially offset by higher operating efficiency, which improved the Q3 2008 operating profit by approx. PLN 10m.

Compared with Q3 2007, in Q3 2008 capex increased by PLN 212m year on year, to PLN 381m. The main projects executed in Q3 2008 included construction of a paraxylene unit and construction of terephthalic acid unit at PKN ORLEN S.A., as well as benze extraction and C5 fractions at the Unipetrol Group.

Commentary – Chemicals

[illegible]	Q3 2008	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1	2	3	4	5	6	7=(2-6)/6	8=(2-3)/3
Revenue, including:	**749**	**717**	**737**	**632**	**714**	***4.9***	***4.5***
Sales to third parties	696	659	733	476	644	*8.1*	*5.6*
Intra-company sales	53	58	4	156	70	*-24.3*	*-8.6*
Costs	**-662**	**-652**	**-646**	**-584**	**-660**	***0.3***	***1.5***
Other operating income	4	11	5	6	3	*33.3*	*-63.6*
Other operating expenses	-4	-3	-5	-16	-1	*300.0*	*33.3*
Operating profit*	87	**73**	**91**	**38**	**56**	***55.4***	***19.2***
EBITDA	123	**108**	**127**	**75**	**97**	***26.8***	***13.9***
CAPEX	**91**	**52**	**20**	**57**	**31**	***193.5***	***75.0***
Sales of products (thousand tonnes)	**523**	**393**	**515**	**379**	**480**	***9.0***	***33.2***

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level.

In Q3 2008, the segment's revenue rose by 4.9% year on year, to PLN 750m, driven by higher sales of Canwil (up by 10.4% year on year) and caustic solution (up by 9.0%). However, the segment recorded a decrease in sales volumes of caustic soda (down by 47.0%), PVC granulates (down by 21.1%), and polyvinyl chloride (down by 11.4%).

Operating profit generated by the segment in Q3 2008 was PLN 87m, an increase of PLN 56m in Q3 2007. The segment's profit was driven by:

- Higher margins on fertilisers, which boosted operating profit by approx. PLN 90m year on year, and higher margins on other products, which increased the operating profit by approx. PLN 10m year on year;
- Appreciation of the zloty against the euro, which negatively impacted the operating profit by approx. PLN 40m year on year;
- Lower sales volumes of PVC and granulates, which – despite higher sales of other products – reduced the operating profit by approx. PLN 30m year on year.

In Q3 2008, capital expenditure increased year on year by PLN 132m and amounted to PLN 163m. The main projects executed in Q3 2008 included construction of an oxygen plant, increase of the efficiency of fertiliser units and modernisation of production lines at the PVC complex of the Anwil Group.

Commentary – Other Activities

[illegible]	Q3 2008	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1	2	3	4	5	6	7=(2-6)/6	8=(2-3)/3
Revenue, including:	**419**	**511**	**472**	**471**	**608**	***-31.1***	***-18.0***
Sales to third parties	116	107	129	84	167	*-30.5*	*8.4*
Intra-company sales	303	404	343	387	441	*-31.3*	*-25.0*
Costs	**-408**	**-439**	**-482**	**-521**	**-623**	***-34.5***	***-7.1***
Other operating income	47	12	23	19	7	*571.4*	*291.7*
Other operating expenses	-29	-10	-12	-14	-14	*107.1*	*190.0*
Operating profit *	**29**	**74**	**1**	**-45**	**-22**	***231.8***	***-60.8***
EBITDA	**93**	**136**	**62**	**20**	**41**	***126.8***	***-31.6***
CAPEX	**107**	**63**	**72**	**126**	**72**	***48.6***	***69.8***
Sales of products (thousand tonnes)	**444**	**722**	**734**	**763**	**761**	***-41.7***	***-38.5***

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level.

In Q3 2008, the Other Activities segment generated operating profit of PLN 29m, compared with a loss of PLN 22m posted in Q3 2007. The key factors contributing to the profit include:

- An increase of PLN 24m year on year in operating profit of the Unipetrol Group, to PLN 7m;
- A PLN 19m year on year decrease in operating loss incurred by the Mazeikiu Group, to minus PLN 52m;
- Operating profit of PKN ORLEN S.A. was comparable with that recorded in Q3 2007.

In Q3 2008, capital expenditure went up by PLN 35m year on year, and amounted to PLN 107m. The main projects executed in Q3 2008 included: sales platform for company-owned stations and upgrade of power substations.

Condensed Consolidated Financial Statements

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED INCOME STATEMENT
for 9 and 3 months ended September 30th 2008

[illegible]	Q3 2008	9 months of 2008	[illegible]	[illegible]	[illegible]	[illegible]
1	2	3	4	5	6=(2-4)/4	7=(3-5)/5
Operating activity						
Sales revenue						
Revenue on sales of products	22,120	61,590	16,527	45,947	*33.8*	*34.0*
Excise tax and other charges	-4,389	-12,619	-3,976	-11,200	*10.4*	*12.7*
Net revenue on sales of products	17,731	48,971	12,551	34,747	*41.3*	*40.9*
Revenue on sales of goods for resale and materials	5,921	15,765	5,440	14,091	*8.8*	*11.9*
Excise tax and other charges	-594	-1,650	-726	-1,947	*-18.2*	*-15.3*
Net revenue on sales of goods for resale and materials	5,327	14,115	4,714	12,144	*13.0*	*16.2*
Total sales revenue	**23,058**	**63,086**	**17,265**	**46,891**	***33.6***	***34.5***
Cost of products sold	-16,310	-43,609	-11,051	-29,732	*47.6*	*46.7*
Cost of goods for resale and materials sold	-5,088	-13,399	-4,228	-10,996	*20.3*	*21.9*
Cost of products, goods for resale and materials sold	-21,398	-57,008	-15,279	-40,728	*40.0*	*40.0*
Gross profit on sales	**1,660**	**6,078**	**1,986**	**6,163**	***-16.4***	***-1.4***
Selling costs	-810	-2,428	-781	-2,307	*3.7*	*5.2*
General and administrative expenses	-277	-958	-341	-1,108	*-18.8*	*-13.5*
Other operating income	147	460	91	300	*61.5*	*53.3*
Other operating expenses	-208	-428	-121	-548	*71.9*	*-21.9*
Operating profit	**512**	**2,724**	**834**	**2,500**	***-38.6***	***9.0***
Financial income	144	789	243	544	*-40.7*	*45.0*
Financial expenses	-613	-693	-542	-908	*13.1*	*-23.7*
Net financial income/expenses	**-469**	**96**	**-299**	**-364**	***-56.9***	***126.4***
Share in net profit/loss of undertakings valued with equity method	81	232	76	199	*6.6*	*16.6*
Profit before tax	**124**	**3,052**	**611**	**2,335**	***-79.7***	***30.7***
Corporate income tax	-53	-567	-73	-443	*-27.4*	*28.0*
Net profit	**71**	**2,485**	**538**	**1,892**	***-86.8***	***31.3***
including:						
Net profit attributable to minority interests	50	97	-55	114	*190.9*	*-14.9*
Net profit attributable to equity holders of the Parent	21	2,388	593	1,778	*-96.5*	*34.3*

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEET
as at September 30th 2008

[illegible]	Sep 30 2008	[illegible]	[illegible]
1	2	3	4=(2-3)/3
ASSETS			
Non-current assets			
Property, plant and equipment	25,408	24,834	*2.3*
Intangible assets	509	531	*-4.1*
Goodwill	85	86	*-1.2*
Assets available for sale	64	62	*3.2*
Shares in undertakings consolidated with equity method	785	700	*12.1*
Deferred tax asset	180	233	*-22.7*
Investment property	70	69	*1.4*
Perpetual usufruct right to land	100	91	*9.9*
Long-term loans and own receivables	142	130	*9.2*
Total non-current assets	**27,343**	**26,736**	***2.3***
Current assets			
Inventories	11,589	10,365	*11.8*
Trade and other receivables	8,634	6,884	*25.4*
Income taxes receivable	159	115	*38.3*
Current financial assets	146	168	*-13.1*
Prepayments and accrued income	194	147	*32.0*
Cash	1,464	1,498	*-2.3*
Assets held for sale	78	190	*-58.9*
Total current assets	**22,264**	**19,367**	***15.0***
Total assets	**49,607**	**46,103**	***7.6***
EQUITY AND LIABILITIES			
Equity			
Share capital	535	535	*0.0*
Share capital revaluation adjustment	523	523	*0.0*
Share capital	**1,058**	**1,058**	***0.0***
Share premium account	1,058	1,058	*0.0*
Share premium revaluation adjustment	169	169	*0.0*
Share premium account	**1,227**	**1,227**	***0.0***
Hedging capital	-50	83	*-160.2*
Currency-translation differences	-1,513	-1,328	*13.9*
Retained profit	20,581	18,895	*8.9*
Equity attributable to equity holders of the Parent	**21,303**	**19,935**	***6.9***
Equity attributable to minority interests	2,594	2,638	*-1.7*
Total equity	**23,897**	**22,573**	***5.9***
Non-current liabilities			
Loans and borrowings	9,390	8,603	*9.1*
Provisions	744	799	*-6.9*
Deferred tax liability	1,524	1,549	*-1.6*

Other non-current liabilities	156	140	*11.4*
Total non-current liabilities	11,814	**11,091**	***6.5***
Current liabilities			
Trade and other payables	10,373	9,181	*13.0*
Provisions	669	723	*-7.5*
Income tax expense	63	39	*61.5*
Loans and borrowings	1,914	1,719	*11.3*
Deferred income	79	61	
Other financial liabilities	782	716	*9.2*
Liabilities directly related to assets held for sale	16	0	-
Total current liabilities	13,896	**12,439**	***11.7***
Total equity and liabilities	49,607	**46,103**	***7.6***

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED CASH-FLOW STATEMENT
for 9 and 3 months ended September 30th 2008

[illegible]	Q3 2008	9 months of 2008	[illegible]	[illegible]	[illegible]	[illegible]
1	2	3	4	5	6=2/4	7=3/6
Cash flows from operating activities						
Net profit	71	2,485	**538**	**1,892**	***-86.8***	***31.3***
Adjustments:						
Share in net profit/(loss) of undertakings valued with equity method	-81	-233	-76	-199	*-6.6*	*-17.1*
Depreciation and amortisation	608	1,802	604	1,805	*0.7*	*-0.2*
Net foreign exchange gains	109	-425	-57	-239	*291.2*	*-77.8*
Net interest and dividends	135	370	92	334	*46.7*	*10.8*
(Profit)/loss on investing activities	5	-39	437	512	*-98.9*	*-107.6*
Increase in receivables	-104	-1,562	-66	-729	*-57.6*	*-114.3*
(Increase) in inventories	346	-1,252	-203	-1,489	*270.4*	*15.9*
Increase in liabilities and accruals	-621	1,490	-536	588	*-15.9*	*153.4*
(Decrease) in provisions	-40	-67	5	-55	*-900.0*	*-21.8*
Income tax on profit before tax	53	567	73	443	*-27.4*	*28.0*
Income tax paid	-226	-523	-254	-395	*11.0*	*-32.4*
Other adjustments	-17	-108	72	70	*-123.6*	*-254.3*
Net cash provided by/(used in) operating activities	238	2,505	**629**	**2,538**	***-62.2***	***-1.3***
Cash flows from investing activities						
Acquisition of property, plant and equipment and intangible assets	-1,353	-2,920	-969	-2,397	*-39.6*	*-21.8*
Disposal of property, plant and equipment and intangible assets	18	71	-2	58	*1,000.0*	*22.4*
Disposal of shares	0	167	772	779	-	*-78.6*
Acquisition of shares	-2	-4	1	-488	*-300.0*	*99.2*
Acquisition of short-term securities	0	0	10	-1	-	-
Disposal of short-term securities	0	0	-6	245	-	-
Dividends and interest received	-17	85	39	239	*-143.6*	*-64.4*
Loans granted	-1	-2	16	-3	*-106.3*	*33.3*
Loans repaid	0	2	5	7	-	*-71.4*
Dividend paid to minority interests	-145	-147	-9	-9	-	-
Other	-12	-19	-20	-14	*40.0*	*-35.7*
Net cash provided by/(used in) investing activities	-1,512	-2,767	**-163**	**-1,584**	***-827.6***	***-74.7***
Cash flows from financing activities						
Increase in long- and short-term loans and borrowings	4,257	6,953	1,048	4,022	*306.2*	*72.9*
Issue of debt securities	141	474	0	750	-	*-36.8*
Repayment of long- and short-term loans and borrowings	-2,130	-5,385	-1,132	-5,024	*-88.2*	*-7.2*

Redemption of debt securities	-89	-726	0	-89	-	*-715.7*
Interest paid	-130	-370	-97	-412	*-34.0*	*10.2*
Dividend paid	-693	-693	0	0	-	-
Payment of liabilities under financial lease agreements	-9	-27	-8	-25	-	*-8.0*
Other	1	1	-1	5	*200.0*	*-80.0*
Net cash provided by/(used in) financing activities	1,348	227	**-190**	**-773**	***809.5***	***129.4***
Net (decrease) in cash	74	-35	**277**	**181**	***-73.3***	***-119.3***
Foreign-exchange gains/(losses)	1	1	0	0	-	-
Cash at beginning of period	1,389	1,498	**2,255**	**2,351**	*-38.4*	*-36.3*
Cash at end of period, including	1,464	1,464	**2,532**	**2,532**	***-42.2***	***-42.2***
restricted cash	72	72	58	58	*24.1*	*24.1*

Operating Data

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRODUCTION VOLUMES
for 3 months ended September 30th 2008

[illegible]	Q3 2008	Q3 2007*	y-o-y change %	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1	2	3	4=(2-3)/3	5	6=5/total for segment	7	8=7/ total for segment	9	10=9/ total for segment
Refining	**ORLEN Group**	**ORLEN Group**		**PKN ORLEN S.A.**		**Unipetrol Group**		**Mazeikiu Group**	
Crude oil throughput	7,342	6,093	20.5	3,597	-	1,216	-	2,514	-
Gasoline	1,683	1,370	22.8	722	23.1	231	18.2	729	30.7
Diesel fuel	2,680	2,303	16.4	1,326	42.5	522	41.1	847	35.6
Light fuel oil	174	209	-16.7	154	4.9	8	0.6	2	0.1
A-1 jet fuel	303	185	63.8	113	3.6	26	2.0	164	6.9
Heavy fuel oil	739	650	13.7	222	7.1	32	2.5	432	18.2
LPG	185	143	29.4	62	2.0	46	3.6	110	4.6
Bitumens	432	410	5.4	0	0.0	81	6.4	69	2.9
Lubricants	53	51	3.9	0	0.0	26	2.0	0	0.0
Other	43	35	22.9	524	16.8	297	23.4	25	1.1
Total products	6,292	5,356	17.5	**3,123**	-	**1,269**	-	**2,378**	-
Petrochemicals	**ORLEN Group**	**ORLEN Group**		**PKN ORLEN S.A.**		**Unipetrol/Chemopetrol**		**BOP**	
Polyethylene	104	108	-3.7	0	0.0	74	10.2	30	49.2
Polypropylene	90	95	-5.3	0	0.0	60	8.3	31	50.8
Ethylene	82	87	-5.7	84	34.7	125	17.2	0	0.0
Propylene	39	49	-20.4	68	28.1	72	9.9	0	0.0
Toluene	14	29	-51.7	14	5.8	0	0.0	0	0.0
Benzene	65	65	0.0	15	6.2	50	6.9	0	0.0
Paraxylene	5	9	-44.4	5	2.1	0	0.0	0	0.0
Ortoxylene	5	7	-28.6	5	2.1	0	0.0	0	0.0
Acetone	5	7	-28.6	5	2.1	0	0.0	0	0.0
Butadiene	10	14	-28.6	10	4.1	0	0.0	0	0.0
Glycol	42	53	-20.8	6	2.5	44	6.1	0	0.0
Ethylene oxide	1	4	-75.0	1	0.4	0	0.0	0	0.0
Phenol	8	12	-33.3	8	3.3	0	0.0	0	0.0
Other	320	259	23.6	21	8.7	300	41.4	0	0.0
Total products	790	798	-1.0	**242**	-	**725**	-	**61**	-
Chemicals	**ORLEN Group**	**ORLEN Group**		**PKN ORLEN S.A.**		**Unipetrol/Chemopetrol**		**Anwil Group**	
PVC	81	105	-22.9	-	-	0	0.0	82	13.3
PVC granulate	15	19	-21.1	-	-	0	0.0	15	2.4
CANWIL	101	82	23.2	-	-	0	0.0	101	16.4
Ammonium nitrate	141	136	3.7	-	-	0	0.0	141	22.9
Caprolactam	11	11	-	-	-	0	0.0	11	1.8
Other	511	445	14.8	-	-	245	100.0	266	43.2
Total products	860	798	7.8	**0**	-	**245**	-	**616**	-
Total output	7,942	6,952	14.2	**3 365**	-	-	-	-	-

* Change of data relative to that published in the Q3 2007 report, due to consolidation of production in the IT platform.

POLSKI KONCERN NAFTOWY ORLEN S.A.
SALES OF KEY PRODUCTS
for 9 and 3 months ended September 30th 2008

[illegible]	Q3 2008	9 months of 2008	[illegible]	[illegible]	[illegible]	[illegible]
1	2	3	4	5	6=2/4	7=3/5
Refining (Production and Wholesale)						
Gasoline	1,421	4,225	1,182	3,312	*20.2*	*27.6*
Diesel fuel	2,507	6,933	2,354	5,926	*6.5*	*17.0*
Light fuel oil	297	921	270	820	*10.0*	*12.3*
Jet fuel	359	896	182	502	*97.3*	*78.5*
Heavy fuel oil	619	2,069	588	1,774	*5.3*	*16.6*
LPG	118	366	139	394	*-15.1*	*-7.1*
Bitumens	433	835	425	786	*1.9*	*6.2*
Lubricants	63	193	70	183	*-10.0*	*5.5*
Other	271	696	196	584	*38.3*	*19.2*
Total products	**6,088**	**17,134**	**5,406**	**14,281**	***12.6***	***20.0***
Refining (Retail)						
Gasoline	604	1,710	562	1,592	*7.5*	*7.4*
Diesel fuel	692	1,907	572	1,582	*21.0*	*20.5*
LPG	79	223	67	193	*17.9*	*15.5*
Other	1	1	0	1	-	-
Total products	**1,376**	**3,841**	**1,201**	**3,368**	***14.6***	***14.0***
Refining (Production and Wholesale + Retail)	**7,464**	**20,975**	**6,607**	**17,649**	***13.0***	***18.8***
Petrochemicals						
Polyethylene	103	364	117	347	*-12.0*	*4.9*
Polypropylene	94	294	92	289	*2.2*	*1.7*
Ethylene	56	210	70	208	*-20.0*	*1.0*
Propylene	47	169	53	176	*-11.3*	*-4.0*
Toluene	15	85	31	88	*-51.6*	*-3.4*
Benzene	67	219	70	140	*-4.3*	*56.4*
Paraxylene	6	18	8	24	*-25.0*	*-25.0*
Ortoxylene	5	19	7	19	*-28.6*	*0.0*
Acetone	5	21	7	24	*-28.6*	*-12.5*
Butadiene	10	41	15	60	*-33.3*	*-31.7*
Glycol	110	170	28	78	*292.9*	*117.9*
Ethylene oxide	1	10	4	12	*-75.0*	*-16.7*
Phenol	8	33	11	36	*-27.3*	*-8.3*
Other	94	595	223	789	*-57.8*	*-24.6*
Total products	**621**	**2,248**	**736**	**2,290**	***-15.6***	***-1.8***
Chemicals						
PVC	78	249	88	281	*-11.4*	*-11.4*
PVC granulate	15	47	19	53	*-21.1*	*-11.3*
CANWIL	106	341	96	296	*10.4*	*15.2*
Ammonium nitrate	137	409	163	417	*-16.0*	*-1.9*
Other	187	386	114	400	*62.6*	*-3.5*
Total products	**523**	**1,432**	**480**	**1,447**	***8.7***	***-1.0***

Petrochemicals and Chemicals	1,144	3,680	1,216	3,737	*-6.0*	*-1.5*
Other activities	444	1,896	761	2,267	*-41.7*	*-16.4*
ORLEN Group – total	9,052	26,551	8,584	23,653	*5.4*	*12.3*

Information on the Effect of Inventories Valuation with the LIFO Method

The Management Board of PKN ORLEN S.A. hereby reports on the impact of the LIFO inventory valuation on PKN ORLEN's non-consolidated profit and the ORLEN Group's consolidated profit for Q3 2008 and nine months of 2008. Profit before tax and net profit (i.e. including deferred tax), as estimated by the Company for PKN ORLEN and the ORLEN Group using the LIFO method, are as follows:

	9 months ended September 30th 2008		3 months ended September 30th 2008					
	Inventory valuation at the weighted average production or acquisition cost	LIFO valuation	Inventory valuation at the weighted average production or acquisition cost	LIFO valuation				
Non-consolidated profit before tax	2,643	1,784	-154	-212	2,262	1,771	601	335
Non-consolidated net profit	2,268	1,572	-106	-153	1,939	1,541	488	273
Consolidated profit before tax	3,052	2,183	124	440	2,336	1,732	611	330
Consolidated net profit	2,485	1,781	71	340	1,892	1,405	538	310

PKN ORLEN S.A. and the ORLEN Group apply the inventory valuation method based on the weighted average production or acquisition cost. This method defers the recognition of oil price increase or decrease on the prices of final products. Therefore, the results benefit from increases in crude oil prices and suffer when the prices decline. The application of the LIFO inventory valuation method results in the current production being valued based on the current price of crude oil purchased by the Group. Accordingly, an upward trend in oil prices decreases, and a falling trend in oil prices increases the results in accordance with LIFO method relative to the results obtained when the weighted average method is applied.

Until Q4 2007, according to the LIFO method applied by the ORLEN Group, increase in inventory (new layers) was valued at the unit price of an inventory item from Q1 of a given year, whereas it should be valued at purchase prices of current period. The difference between the two prices multiplied by a change in inventories affected costs and, as a result, profits as well (effect of change in prices of new inventory layers). To ensure best possible comparability of the revenues and costs of a given period, in Q4 2007 the Group estimated the effect of change in prices of new inventory layers (from the Q1 figures to the current period figures), and from Q1 2008 onwards, new layers of inventory are valued at current prices.

Regulatory Announcement

Go to market news section

Company	Polski Koncern Nft.
TIDM	POKD
Headline	Anwil bought PKN ORLEN bonds
Released	18:29 13-Nov-08
Number	1549I18

RNS Number : 1549I
Polski Koncern Naftowy Orlen S.A.
13 November 2008

PKN ORLEN's subsidiary - Anwil - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 100/2008 dated 13 November 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 13 November 2008 PKN ORLEN issued short term bonds to its subsidiary, Zaklady Azotowe Anwil S.A. ("Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

The bonds are used for managing the working capital of PKN ORLEN Capital Group.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by Anwil were issued by PKN ORLEN with the following issue conditions:

- Series: ORLEN078011208; value of the bond issue PLN 40 000 000 composed of 400 bonds with a nominal value of PLN 100 000 per bond.

- Date of issue: 13 November 2008
- Redemption date: 01 December 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 679.50.

- Series: ORLEN079121208; value of the bond issue PLN 15 000 000 composed of 150 bonds with a nominal value of PLN 100 000 per bond.

- Date of issue: 13 November 2008
- Redemption date: 12 December 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 476.70.

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

END

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	ORLEN Deutschland bought PKN ORLEN bonds
Released	15:55 14-Nov-08
Number	2259I15

RNS Number : 2259I
Polski Koncern Naftowy Orlen S.A.
14 November 2008

PKN ORLEN's subsidiary - ORLEN Deutschland - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 101/2008 dated 14 November 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby announces that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 14 November 2008 PKN ORLEN issued short term bonds to its subsidiary, ORLEN Deutschland AG ("ORLEN Deutschland"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

The bonds are used for managing the working capital of PKN ORLEN Capital Group.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in euro, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by ORLEN Deutschland were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN080201108; value of the bond issue EUR 30 000 000 (i.e. PLN 112 044 000 based on EUR/PLN average exchange rate as of 14 November 2008, stated by National Bank of Poland), composed of 1 200 bonds with a nominal value of EUR 25 000 per bond (i.e. PLN 93 370 based on EUR/PLN average exchange rate as of 14 November 2008, stated by National Bank of Poland).
- Date of issue: 14 November 2008
- Redemption date: 20 November 2008

- Yield on bonds: based on market conditions, unit nominal price amounted to EUR 24 986.25 (i.e. PLN 93 318.65 based on EUR/PLN average exchange rate as of 14 November 2008, stated by National Bank of Poland).

PKN ORLEN owns 100% of the registered capital of ORLEN Deutschland.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Company	Polski Koncern Nft.
TIDM	POKD
Headline	3rd Quarter Results
Released	07:00 13-Nov-08
Number	0628I07

RNS Number : 0628I
Polski Koncern Naftowy Orlen S.A.
12 November 2008

Polski Koncern Naftowy ORLEN S.A. has announced its consolidated results for the third quarter of 2008. The full details of the announcement can be viewed by following the link below.

http://www.rns-pdf.londonstockexchange.com/rns/0628I_-2008-11-12.pdf

Full report is also available on Polski Koncern Naftowy ORLEN S.A. webside: www.orlen.pl .

This information is provided by RNS
The company news service from the London Stock Exchange

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POLISH FINANCIAL SUPERVISION AUTHORITY

Consolidated Quarterly Report QSr III / 2008

quarter / (year)

(in accordance with § 86 section 2 and § 87 section 1 of the Minister of Finance Regulation of 19 October 2005, Official Journal No. 209, item 1744)
(for issuers of securities whose business activity embraces manufacture, construction, trade and services)

for the third quarter of the reporting year 2008, that is for the period from 01.07.2008 to 30.09.2008 which includes condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN) and abbreviated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN).

on 13 November 2008
(submission date)

KPMG AUDYT Sp. z o.o.
(Entity authorized to conduct audit)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
(full name of the issuer)

PKN ORLEN (abbreviated name of the issuer)	**CHEMICAL (che)** (industrial sector in line with classification of Warsaw Stock Exchange)
09-411 (zip code)	**PŁOCK** (location)
CHEMIKÓW (street)	**7** (number)

48 24 365 28 95 (telephone)	**48 24 365 40 40** (fax)	**media@orlen.pl** (e-mail)
774-00-01-454 (NIP)	**610188201** (REGON)	**www.orlen.pl** (www)

SELECTED FINANCIAL DATA	PLN thousand		EUR thousand	
	3 quarters (cumulative data) period from 1.01.2008 to 30.09.2008	3 quarters (cumulative data) period from 1.01.2007 to 30.09.2007	3 quarters (cumulative data) period from 1.01.2008 to 30.09.2008	3 quarters (cumulative data) period from 1.01.2007 to 30.09.2007
data in respect of consolidated financial statement				
I. Total sales revenues	63 086 297	46 891 057	18 420 970	13 692 019
II. Profit from operations	2 723 652	2 500 301	795 297	730 079
III. Profit before tax	3 052 483	2 335 537	891 314	681 968
IV. Net profit attributable to equity holders of the parent	2 387 986	1 778 340	697 283	519 269
V. Net profit	2 485 204	1 892 465	725 671	552 593
VI. Net cash provided by operating activities	2 505 689	2 538 402	731 651	741 204
VII. Net cash used in investing activities	(2 767 360)	(1 584 164)	(808 058)	(462 570)
VIII. Net cash provided by / (used in) financing activities	226 504	(773 354)	66 138	(225 817)
IX. Net change in cash and cash equivalents	(35 167)	180 884	(10 269)	52 817
	as of 30 September 2008	as of 31 December 2007	as of 30 September 2008	as of 31 December 2007
X. Non-current assets	27 342 895	26 736 337	8 022 444	7 844 479
XI. Current assets	22 264 046	19 366 488	6 532 302	5 682 155
XII. Total assets	49 606 941	46 102 825	14 554 746	13 526 634
XIII. Long-term liabilities	11 813 921	11 091 402	3 466 221	3 254 233
XIV. Short-term liabilities	13 896 489	12 438 663	4 077 249	3 649 521
XV. Equity	23 896 531	22 572 760	7 011 276	6 622 879
XVI. Share capital	1 057 635	1 057 635	310 312	310 312
XVII. Equity (attributed to equity holders of the parent company)	21 303 347	19 935 335	6 250 432	5 849 055
XVIII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XIX. Book value and diluted book value per share (in PLN/EUR)	55,87	52,78	16,39	15,48

SELECTED FINANCIAL DATA	PLN thousand		EUR thousand	
	3 quarters (cumulative data) period from 1.01.2008 to 30.09.2008	3 quarters (cumulative data) period from 1.01.2007 to 30.09.2007	3 quarters (cumulative data) period from 1.01.2008 to 30.09.2008	3 quarters (cumulative data) period from 1.01.2007 to 30.09.2007
data in respect of abbreviated financial statement				
I. Total sales revenues	46 213 416	30 778 697	13 494 150	8 987 268
II. Profit from operations	1 833 439	1 658 747	535 358	484 348
III. Profit before tax	2 642 721	2 262 123	771 665	660 532
IV. Net profit	2 267 763	1 938 884	662 179	566 147
V. Net cash provided by operating activities	318 480	826 570	92 995	241 355
VI. Net cash used in investing activities	(986 763)	(993 281)	(288 131)	(290 034)
VII. Net cash provided by financing activities	811 990	106 612	237 098	31 130
VIII. Net change in cash and cash equivalents	143 707	(60 099)	41 962	(17 549)
IX. Net profit and diluted profit per ordinary share (in PLN/EUR)	5,30	4,53	1,55	1,32
	as of 30 September 2008	as of 31 December 2007	as of 30 September 2008	as of 31 December 2007
X. Non-current assets	20 497 993	19 958 199	6 014 140	5 855 764
XI. Current assets	15 182 054	12 011 508	4 454 436	3 524 193
XII. Total Assets	35 680 047	31 969 707	10 468 576	9 379 957
XIII. Long-term liabilities	8 207 982	7 289 067	2 408 233	2 138 622
XIV. Short-term liabilities	8 199 594	6 847 058	2 405 772	2 008 936
XV. Equity	19 272 471	17 833 582	5 654 570	5 232 398
XVI. Share capital	1 057 635	1 057 635	310 312	310 312
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value and diluted book value per share (in PLN/EUR)	45,06	41,70	13,22	12,23

The above data for 3 quarters 2008 and 2007 were translated into EUR by the following exchange rates:

- specific items of assets, equity and liabilities – by the average exchange rate published as of 30 September 2008 – 3.4083 PLN / EUR;
- specific items of income statement and statement of cash flows – by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January – 30 September 2008) – 3.4247 PLN / EUR.

Polski Koncern Naftowy ORLEN
Spółka Akcyjna

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS OF 3 AND 9 MONTHS ENDED 30 SEPTEMBER 2008

prepared in accordance with International Financial Reporting Standards

CONDENSED CONSOLIDATED BALANCE SHEET
(all amounts in PLN thousand)

	30 September 2008 (unaudited)	[illegible]
ASSETS		
Non-current assets		
Property, plant and equipment	25 407 848	24 833 925
Intangible assets	508 725	530 970
Goodwill	84 553	85 858
Financial assets available for sale	63 778	62 322
Investments in associates	784 663	700 331
Deferred tax assets	180 027	233 219
Investment property	69 957	69 076
Perpetual usufruct of land	99 572	91 430
Non current loans and receivables	143 772	129 206
Total non-current assets	**27 342 895**	**26 736 337**
Current assets		
Inventory	11 589 403	10 365 409
Trade and other receivables	8 634 039	6 884 455
Income tax receivable	159 104	115 381
Short-term financial assets	145 745	167 957
Short-term prepayments	193 975	146 892
Cash and cash equivalents	1 463 641	1 498 232
Non-current assets classified as held for sale	78 139	188 162
Total current assets	**22 264 046**	**19 366 488**
Total assets	**49 606 941**	**46 102 825**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Equity		
Share capital	534 636	534 636
Share capital revaluation adjustment	522 999	522 999
Share capital	**1 057 635**	**1 057 635**
Nominal share premium	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803
Share premium	**1 227 253**	**1 227 253**
Hedging reserve	(49 569)	83 302
Foreign exchange differences on subsidiaries from consolidation	(1 513 396)	(1 327 936)
Retained earnings	20 581 424	18 895 081
Total equity attributed to equity holders of the parent	**21 303 347**	**19 935 335**
Minority interest	2 593 184	2 637 425
Total equity	**23 896 531**	**22 572 760**
Long-term liabilities		
Interest-bearing loans and borrowings	9 389 755	8 602 721
Provisions	743 913	799 266
Deferred tax liabilities	1 523 623	1 548 835
Other long-term liabilities	156 630	140 580
Total long-term liabilities	**11 813 921**	**11 091 402**
Current liabilities		
Trade and other liabilities	10 373 316	9 181 243
Provisions	669 212	723 152
Income tax liability	63 414	39 389
Interest-bearing loans and borrowings	1 914 265	1 719 223
Deferred income	78 670	60 683
Other financial liabilities	781 722	714 973
Liabilities related to non-current assets classified as held for sale	15 890	-
Total current liabilities	**13 896 489**	**12 438 663**
Total equity and liabilities	**49 606 941**	**46 102 825**

(all amounts in PLN thousand)

	for 3 months ended	for 9 months ended	[illegible]	[illegible]
	30 September 2008			
	(unaudited)	(unaudited)	[illegible]	[illegible]
Operating activity				
Net sales revenues				
Sales of finished goods	22 119 872	61 589 669	16 526 751	45 946 816
Excise tax and other charges	(4 389 352)	(12 618 865)	(3 975 682)	(11 199 978)
Revenues from sale of finished goods, net	17 730 520	48 970 804	12 551 069	34 746 838
Sales of merchandise and raw materials	5 921 314	15 765 184	5 439 979	14 091 333
Excise tax and other charges	(593 706)	(1 649 691)	(726 512)	(1 947 114)
Revenues from sale of merchandise and raw materials, net	5 327 608	14 115 493	4 713 467	12 144 219
Total sales revenues	**23 058 128**	**63 086 297**	**17 264 536**	**46 891 057**
Cost of finished goods sold	(16 309 765)	(43 608 964)	(11 051 256)	(29 731 623)
Cost of merchandise and raw materials sold	(5 088 859)	(13 399 661)	(4 226 877)	(10 996 053)
Cost of finished goods, merchandise and raw materials sold	(21 398 624)	(57 008 625)	(15 278 133)	(40 727 676)
Gross profit on sales	**1 659 504**	**6 077 672**	**1 986 403**	**6 163 381**
Distribution expenses	(809 518)	(2 428 256)	(780 722)	(2 307 249)
General and administrative expenses	(276 909)	(958 370)	(341 398)	(1 108 010)
Other operating revenues	147 159	460 534	90 558	300 268
Other operating expenses	(207 980)	(427 928)	(121 019)	(548 089)
Profit from operations	**512 256**	**2 723 652**	**833 822**	**2 500 301**
Financial revenues	143 938	789 145	242 797	544 149
Financial expenses	(612 866)	(693 063)	(541 726)	(908 407)
Net financial revenues and expenses	**(468 928)**	**96 082**	**(298 929)**	**(364 258)**
Share in profit from investments accounted for under equity method	80 979	232 749	75 862	199 494
Profit before tax	**124 307**	**3 052 483**	**610 755**	**2 335 537**
Income tax expense	(53 342)	(567 279)	(73 245)	(443 072)
Net profit	**70 965**	**2 485 204**	**537 510**	**1 892 465**
incl.				
Minority interest	49 847	97 218	(55 902)	114 125
Net profit attributable to equity holders of the parent	21 118	2 387 986	593 412	1 778 340

The accompanying notes are an integral part of these condensed consolidated financial statements

(all amounts in PLN thousand)

	for 9 months ended 30 September 2008 (unaudited)	[illegible]
Cash flows - operating activities		
Net profit	**2 485 204**	**1 892 465**
Adjustments for:		
Share in profit from investments accounted for under equity method	(232 749)	(199 494)
Depreciation	1 801 766	1 805 097
(Profit) from exchange rate differences, net	(424 514)	(238 587)
Interests and dividends, net	370 036	333 545
(Profit) / Loss on investing activities	(39 160)	512 078
(Increase) in receivables	(1 561 623)	(729 231)
(Increase) in inventories	(1 252 081)	(1 489 480)
Increase in liabilities and accrued expenses	1 489 980	587 783
(Decrease) in provisions	(67 238)	(54 840)
Income tax expense	567 279	443 072
Income tax paid	(523 395)	(394 679)
Other adjustments	(107 816)	70 673
Net cash provided by operating activities	**2 505 689**	**2 538 402**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(2 920 426)	(2 396 898)
Proceeds from the sale of property, plant and equipment and intangible assets	70 695	58 164
Proceeds from the sale of other shares	166 566	779 057
Acquisition of shares	(3 771)	(487 786)
Acquisition of short-term securities	-	(1 000)
Proceeds from the sale of short-term securities	-	245 301
Interest and dividends received	85 417	238 921
Loans granted	(2 048)	(2 521)
Repayment of loans	1 706	7 026
Dividends paid to minority shareholders	(147 344)	(8 716)
Other	(18 155)	(15 712)
Net cash used in investing activities	**(2 767 360)**	**(1 584 164)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans	6 953 150	4 022 039
Debt securitities issued	473 834	750 000
Repayment of long and short-term loans and borrowings	(5 385 176)	(5 023 756)
Repurchase of debt securities	(726 084)	(88 843)
Interest paid	(370 265)	(412 000)
Dividends paid to shareholders	(692 888)	-
Payments due to finance lease liabilities	(26 547)	(24 730)
Other	480	3 936
Net cash provided by (used in) financing activities	**226 504**	**(773 354)**
Net change in cash and cash equivalents	**(35 167)**	**180 884**
Effect of exchange rate changes	576	109
Cash and cash equivalents, beginning of the period	**1 498 232**	**2 351 320**
Cash and cash equivalents, end of the period	**1 463 641**	**2 532 313**
incl. cash and cash equivalents not available for use	72 273	57 687

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED STATEMENT OF CHANGES IN CONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Equity attributable to equity holders of the parent						
	Share capital and share premium	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Total	Minority interest	Total equity
1 January 2008	**2 284 888**	**83 302**	**(1 327 936)**	**18 895 081**	**19 935 335**	**2 637 425**	22 572 760
Profit (loss) in cash flow hedge accounting due to valuation of instruments (incl. deferred tax)	-	(49 657)	(94 103)	-	(143 760)	-	(143 760)
Transfer of cash flow hedge accounting due to valuation of instruments from equity to current period profit (loss) due to settlement (incl. deferred tax)	-	(83 214)	-	-	(83 214)	-	(83 214)
Foreign exchange differences on consolidation	-	-	(91 357)	(1 560)	(92 917)	49 194	(43 723)
Net revenues (costs) recognized directly in equity	-	(132 871)	(185 460)	(1 560)	(319 891)	49 194	(270 697)
Net profit	-	-	-	2 387 986	2 387 986	97 218	2 485 204
Net revenues (costs) for period	-	(132 871)	(185 460)	2 386 426	2 068 095	146 412	2 214 507
Change in minority interest's structure in equity	-	-	-	(7 195)	(7 195)	104	(7 091)
Dividends	-	-	-	(692 888)	(692 888)	(190 757)	(883 645)
30 September 2008	2 284 888	(49 569)	(1 513 396)	20 581 424	21 303 347	2 593 184	23 896 531

(unaudited)

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1 January 2007	**2 284 888**	**8 506**	**22 003**	**16 492 373**	**18 807 770**	**2 731 623**	**21 539 393**
Profit (loss) in cash flow hedge accounting due to valuation of instruments (incl. deferred tax)	-	60 732	-	-	60 732	-	60 732
Transfer of cash flow hedge accounting due to valuation of instruments from equity to current period profit (loss) due to settlement (incl. deferred tax)	-	(17 269)	-	-	(17 269)	-	(17 269)
Foreign exchange differences on consolidation	-	-	(700 669)	1 636	(699 033)	(40 495)	(739 528)
Valuation of non-realised purchase option of Spolana a.s. shares held by minority	-	-	-	(5 136)	(5 136)	14 581	9 445
Net revenues (costs) recognized directly in equity	-	**43 463**	**(700 669)**	**(3 500)**	**(660 706)**	**(25 914)**	[illegible]
Net profit	-	-	-	1 778 340	1 778 340	114 125	1 892 465
Net revenues (costs) for period	-	**43 463**	**(700 669)**	**1 774 840**	**1 117 634**	**88 211**	[illegible]
Change in minority interest's structure in equity	-	-	-	5 797	5 797	(11 656)	(5 859)
Dividends	-	-	-	-	-	(50 179)	(50 179)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

(unaudited)

CONDENSED UNCONSOLIDATED BALANCE SHEET
(all amounts in PLN thousand)

	30 September 2008 (unaudited)	[illegible]
ASSETS		
Non-current assets		
Property, plant and equipment	8 977 727	8 472 139
Intangible assets	72 352	58 592
Long-term financial assets	32 497	32 796
Shares in related entities	11 263 033	11 252 587
Perpetual usufruct of land	86 874	78 659
Long term loans granted and own receivables	65 510	63 426
Total non-current assets	**20 497 993**	**19 958 199**
Current assets		
Inventory	7 849 285	6 753 486
Trade and other receivables	6 700 571	4 746 410
Income tax receivable	65 661	76 575
Short-term financial assets	154 216	205 259
Short-term prepayments	88 463	57 486
Cash and cash equivalents	310 535	166 142
Non-current assets clasiffied as held for sale	13 323	6 150
Total current assets	**15 182 054**	**12 011 508**
Total assets	**35 680 047**	**31 969 707**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Equity		
Share capital	534 636	534 636
Share capital revaluation adjustment	522 999	522 999
Share capital	**1 057 635**	**1 057 635**
Share premium	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803
Share premium	**1 227 253**	**1 227 253**
Hedging reserve	(48 402)	87 584
Retained earnings	17 035 985	15 461 110
Total equity	**19 272 471**	**17 833 582**
Long-term liabilities		
Interest-bearing loans and borrowings	7 427 028	6 500 200
Provisions	436 535	453 971
Deffered tax liabilities	301 401	295 350
Other long-term liabilities	43 018	39 546
Total long-term liabilities	**8 207 982**	**7 289 067**
Short-term liabilities		
Trade and other liabilities	6 518 058	5 788 892
Provisions	550 016	596 254
Interest-bearing loans and borrowings	1 025 092	440 262
Deffered income	928	985
Other short-term financial liabilities	105 500	20 665
Total short-term liabilities	**8 199 594**	**6 847 058**
Total liabilities and shareholders' equity	**35 680 047**	**31 969 707**

CONDENSED UNCONSOLIDATED INCOME STATEMENT
(all amounts in PLN thousand)

	for 3 months ended 30 September 2008 (unaudited)	for 9 months ended 30 September 2008 (unaudited)	[illegible]	[illegible]
Operating activity				
Net sales revenues				
Sales of finished goods	11 912 250	33 756 403	9 556 957	26 082 573
Excise tax and other charges	(3 443 106)	(9 758 621)	(2 906 075)	(8 257 085)
Revenues from sale of finished goods, net	8 469 144	23 997 782	6 650 882	17 825 488
Sales of merchandise and raw materials	8 516 669	23 117 721	5 448 965	14 190 935
Excise tax and other charges	(312 130)	(902 087)	(482 710)	(1 237 726)
Revenues from sale of merchandise and raw materials, net	8 204 539	22 215 634	4 966 255	12 953 209
Total sales revenues	16 673 683	46 213 416	11 617 137	30 778 697
Cost of finished goods sold	(7 679 685)	(20 955 210)	(5 652 486)	(14 978 818)
Cost of merchandise and raw materials sold	(8 143 325)	(21 825 724)	(4 804 755)	(12 439 080)
Cost of finished goods, merchandise and raw materials sold	(15 823 010)	(42 780 934)	(10 457 241)	(27 417 898)
Gross profit on sales	850 673	3 432 482	1 159 896	3 360 799
Distribution expenses	(441 462)	(1 238 697)	(412 316)	(1 164 424)
General and administrative expenses	(130 810)	(380 073)	(141 024)	(438 610)
Other operating revenues	76 235	252 152	35 590	111 509
Other operating expenses	(108 123)	(232 425)	(77 336)	(210 527)
Profit from operations	246 513	1 833 439	564 810	1 658 747
Financial revenues	131 837	1 235 752	176 186	944 369
Financial expenses	(532 162)	(426 470)	(139 690)	(340 993)
Net financial revenues and expenses	(400 325)	809 282	36 496	603 376
Profit(Loss) before tax	(153 812)	2 642 721	601 306	2 262 123
Income tax expense	47 452	(374 958)	(113 219)	(323 239)
Net profit(loss)	(106 360)	2 267 763	488 087	1 938 884
Basic and diluted earnings (loss) per share (in Polish zloty)	(0,25)	5,30	1,14	4,53

CONDENSED UNCONSOLIDATED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)

	for 9 months ended 30 September 2008 (unaudited)	[illegible]
Cash flows - operating activities		
Net profit	**2 267 763**	**1 938 884**
Adjustments for:		
Depreciation	692 947	667 706
(Profit) from exchange rate differences, net	(254 660)	(116 879)
Interest and dividends, net	(452 015)	(390 982)
(Profit) / Loss on investing activities	(7 796)	35 458
(Increase) in receivables	(1 626 317)	(1 110 666)
(Increase) in inventories	(1 095 799)	(935 064)
Increase in liabilities and accrued expenses	890 684	557 723
(Decrease) in provisions	(31 777)	(19 177)
Income tax expense	374 958	323 239
Income tax paid	(357 993)	(186 104)
Other adjustments	(81 515)	62 432
Net cash provided by operating activities	**318 480**	**826 570**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(1 507 389)	(959 283)
Proceeds from sale of property, plant and equipment	20 197	8 405
Proceeds from sale/liquidation of related entities	40 633	23 075
Acquisition of shares	(2 162)	(486 496)
Interest and dividends received	521 462	448 633
Loans granted to related entities	(2 064)	(47 000)
Proceeds from repayment of loans granted to related entities	5 424	1 410
Proceeds from the acquisition of liabilities of the Unipetrol a.s. Group	-	36 951
Expenditures due to additional payments to subsidiarie's equity	(57 963)	(6 000)
Other	(4 901)	(12 976)
Net cash (used in) investing activities	**(986 763)**	**(993 281)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans	5 275 287	1 408 305
Debt securitities issued	2 864 543	968 934
Repayment of long and short-term loans and borrowings	(3 533 907)	(1 872 070)
Repurchase of debt securities	(2 826 983)	(199 143)
Dividends paid	(692 888)	-
Interest paid	(273 237)	(199 414)
Payments due to finance lease liabilities	(825)	-
Net cash provided by financing activities	**811 990**	**106 612**
Net change in cash and cash equivalents	**143 707**	**(60 099)**
Effect of exchange rate changes	686	(99)
Cash and cash equivalents, beginning of the period	**166 142**	**307 315**
Cash and cash equivalents, end of the period	**310 535**	**247 117**

The accompanying notes are an integral part of these condensed consolidated financial statements

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED STATEMENT OF CHANGES IN UNCONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Share capital and share premium	Hedging reserve	Retained earnings	Total equity
1 January 2008	**2 284 888**	**87 584**	**15 461 110**	**17 833 582**
Profit (loss) in cash flow hedge accounting due to valuation of instruments (incl. deferred tax)	-	(49 213)	-	(49 213)
Transfer of cash flow hedge accounting due to valuation of instruments from equity to current period profit (loss) due to settlement (incl. deferred tax)	-	(86 773)	-	(86 773)
Net profit		-	**2 267 763**	**2 267 763**
Total revenues (costs) for period	-	**(135 986)**	**2 267 763**	**2 131 777**
Dividends	-	-	(692 888)	(692 888)
30 September 2008	**2 284 888**	**(48 402)**	**17 035 985**	**19 272 471**
(unaudited)				

	Share capital and share premium	Hedging reserve	Retained earnings	Total equity
1 January 2007	**2 284 888**	**23 447**	**12 701 251**	[illegible]
Profit (loss) in cash flow hedge accounting due to valuation of instruments (incl. deferred tax)	-	56 610	-	56 610
Transfer of cash flow hedge accounting due to valuation of instruments from equity to current period profit (loss) due to settlement (incl. deferred tax)	-	(22 404)	-	(22 404)
Net profit	-	-	**1 938 884**	**1 938 884**
Total revenues (costs) for period	-	**34 206**	**1 938 884**	[illegible]
30 September 2007	**2 284 888**	**57 653**	**14 640 135**	[illegible]
(unaudited)				

The accompanying notes are an integral part of these condensed consolidated financial statements

Contents of additional notes to interim condensed consolidated financial statements

(all amounts in PLN thousand)

I. PRINCIPAL ACTIVITY OF THE GROUP

The Parent Company of Polski Koncern Naftowy ORLEN Capital Group ("Group", "Capital Group") is Polski Koncern Naftowy ORLEN S.A. ("Company", "PKN ORLEN", "Parent", "Issuer") seated in Płock, 7 Chemików Street.

The Company was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993. The Parent was registered as Mazowieckie Zakłady Rafineryjne i Petrochemiczne "Petrochemia Płock" S.A. in the District Court in Płock. Effective 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spółka Akcyjna.

On 7 September 1999, Centrala Produktów Naftowych "CPN" Spółka Akcyjna was incorporated, thus CPN was removed from the commercial register. Effective 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spółka Akcyjna.

The Group activities include processing of crude oil and manufacturing of wide variety of refinery, petrochemical and chemical products as well as their transport, wholesale and retail.

Until the second public offering, completed in July 2000, the Group was primarily controlled, directly or indirectly, by the Polish State Treasury with minority shareholding of employees and others. The State Treasury supervised the Group through its control of the Group's majority shareholder, Nafta Polska S.A. As at 31 October 2008 Nafta Polska S.A. owned directly or indirectly 17.32% of the Company's shares, the Polish State Treasury owned 10.20% and other shareholders owned 72.48% of the Company's shares.

II. INFORMATION ON PRINCIPLES ADOPTED FOR PREPARATION OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR III QUARTER 2008

1. Statement of compliance

The presented interim condensed consolidated financial statements are compliant with all requirements of IAS 34 "Interim financial reporting" and present a true and fair view of the Group's financial position as at 30 September 2008 and 31 December 2007, results of its operations for the 9 month period ended 30 September 2008 and 30 September 2007 as well as its cash flows for the 9 month period ended 30 September 2008 and 30 September 2007.

The interim condensed consolidated financial statements ("financial statements") were prepared assuming that the Group will continue to operate as a going concern in the foreseeable future. As at the date of approval of these financial statements there is no evidence indicating that the Capital Group will not be able to continue its operations as a going concern.

2. Format and general principles for preparation

The financial statements were prepared in accordance with IAS 34 "Interim financial reporting" and the Regulation of the Minister of Finance of 19 October 2005 on current and periodical information presented by issuers of securities published in Official Journal no. 209, item 1744 ("The Regulation"). The statements comprise the periods of 3 and 9 months ended 30 September 2008 and the respective comparative periods.

According to the paragraph 87.1 of the Regulation, the issuer, who is a parent company is not obliged to prepare a separate quarterly report, providing that the abbreviated unconsolidated quarterly financial statements, comprising balance sheet, income statement, statement of changes in equity and statement of cash flows, are included in the consolidated quarterly report.

In the period covered by the financial statements the changes in presentation took place. For detail, please refer to note II 4.

3. Applied accounting principles

In the current period the Group did not introduce substantial changes in the accounting principles compared to the ones presented in the published consolidated financial statements for the I half of 2008.

(all amounts in PLN thousand)

4. Differences between data disclosed in the financial statements and previously prepared and issued financial statements

a) Adjustment concerning comparable data for valuation of liabilities in foreign currencies

	Data disclosed in consolidated financial statements for III quarter 2007	Valuation of liabilities in foreign currencies	Data disclosed in consolidated financial statements for III quarter 2008
Financial revenues	474 231	69 918	**544 149**
Deferred tax	(429 788)	(13 284)	**(443 072)**

b) Adjustment concerning comparable data for goodwill

	Data disclosed in consolidated financial statements for 2007	Adjustment of goodwill	Data disclosed in consolidated financial statements for III quarter 2008
Goodwill	132 465	(46 607)	**85 858**
Retained earnings	18 941 688	(46 607)	**18 895 081**

c) Reclassification adjustment between segments of activity influencing previously presented segment results

	Data disclosed in consolidated financial statements for III quarter 2007	Change of assignment of sales transaction to other segment	Data disclosed in consolidated financial statements for III quarter 2008
Sales to external customers (Refining segment)	37 101 087	35 876	**37 136 963**
Sales to external customers (Other operations)	647 558	(35 876)	**611 682**
Result of refining segment	1 768 327	35 876	**1 804 203**
Result of other operations	(73 480)	(35 876)	**(109 356)**

d) Presentation change

In the period covered by the foregoing financial statements the following presentation changes were made:

- incorporation to the statement of changes in equity note "The statement of profits and losses recognized directly in equity" that was previously presented separately,
- aggregation of lines „loans granted" and „other non-current assets" into line „non-current loans and receivables",

e) Changes in classification of contingent liabilities

In the foregoing financial statements the following positions are not classified any more as contingent liabilities:

- excise tax guarantees and excise tax on goods under the excise tax suspension procedure of PLN 1,442,632 thousand as at 31 December 2007 (PLN 1,610,895 thousand as at 30 September 2008).

In the current assessment of the Management Board, the presentation of the above items as contingent liabilities is not justifiable because PKN ORLEN settles excise tax payments on time and the probability of customs authorities making use of such guarantees is remote.

- letters of credit and guarantees in the value of PLN 360,847 thousand as at 31 December 2007.

In the current assessment of the Management Board the presentation of guarantees and letters of credit as contingent liabilities is not justifiable because there is remote probability of outflow of economic benefits.

(all amounts in PLN thousand)

5. Functional currency and presentation currency of financial statements and methods applied to translation of data denominated in foreign currencies

a) functional currency and presentation currency

Functional currency of the Parent and presentation currency of the foregoing interim condensed consolidated and interim condensed unconsolidated financial statements is Polish zloty.

Financial statements of foreign entities, for consolidation purposes are translated into Polish zloty using the following procedures:

- assets and liabilities of each presented balance sheet are translated at the closing rate at the given balance sheet date;
- respective items of the income statement are translated at the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month in the reporting period. All resulting exchange differences are recognized as a separate component of equity.

b) methods applied to translation of data denominated in foreign currencies

The financial data denominated in EUR were translated in line with the following methods:

- particular assets and liabilities – at the closing rate for 30 September 2008 – 3.4083 PLN / EUR and for 31 December 2007 – 3.5820 PLN / EUR;
- particular income statement items and positions of the statement of cash flows - at the arithmetic average of exchange rates of the period from 1 January 2008 to 30 September 2008 – 3.4247 PLN / EUR. For the period from 1 January 2007 to 30 September 2007 the rate was 3.8314 PLN / EUR.

The financial data denominated in CZK were translated in line with the following methods:

- particular assets and liabilities – at the closing rate for 30 September 2008 – 0.1378 PLN / CZK and for 31 December 2007 – 0.1348 PLN / CZK;
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2008 to 30 September 2008 – 0.1375 PLN / CZK. For the period from 1 January 2007 to 30 September 2007 the rate was 0.1362 PLN / CZK.

The financial data denominated in USD were translated in line with the following methods*:

- particular assets and liabilities – at the closing rate for 30 September 2008 – 2.3708 PLN / USD and for 31 December 2007 – 2.4350 PLN / USD;
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2008 to 30 September 2008 – 2.2455 PLN / USD. For the period from 1 January 2007 to 30 September 2007 the rate was 2.8412 PLN / USD.

* used mainly for the purposes of translation of Mazeikiu Group's data, for which functional currency is USD

6. Entities included in the interim condensed consolidated financial statement

The foregoing interim condensed consolidated financial statements include PKN ORLEN as Parent Company and entities located mainly in Poland, Germany, Czech Republic and Lithuania constituting the Group as at 30 September 2008, presented below:

POLSKI KONCERN NAFTOWY ORLEN S.A.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

CONSOLIDATION SCHEME OF THE CAPITAL GROUP *


REFINING SEGMENT
ORLEN Gaz Sp. z o.o. 100 %
Capital Group of ORLEN PetroProfit Sp. z o.o. 100 % [1]
ORLEN PetroCentrum Sp. z o.o. 100 %
Capital Group of ORLEN PetroTank Sp. z o.o. 100 % [2]
Petrolot Sp. z o.o. 51 %
ORLEN PetroZachód Sp. z o.o. 100 %
Capital Group of ORLEN Deutschland AG 100 % [3]
ORLEN Eko Sp. z o.o. 100 %
Capital Group of Rafineria Trzebinia S.A. 77 % [4]
Capital Group of SHIP - SERVICE S.A. 61 % [5]
Capital Group of Rafineria Nafty Jedlicze S.A. 75 % [6]
ORLEN Asfalt Sp. z o.o. 96%
Capital Group of ORLEN Oil Sp. z o.o. 89% [7]
ORLEN Morena Sp. z o.o. 100 %
Capital Group of AB Mazeikiu Nafta 100% [8]
Capital Group of UNIPETROL a.s. 63 % [9]
PETROCHEMICAL SEGMENT
CHEMICAL SEGMENT
Capital Group of "Anwil" S.A. 85 % [10]
OTHER OPERATIONS
ORLEN Powiernik Sp. z o.o. 100%
ORLEN Transport S.A. 100 %
ORLEN Ochrona Sp. z o.o. 100 %
IKS SOLINO S.A. 71 %
Petrotel Sp. z o.o. 75 %
ORLEN KolTrans Sp. z o.o. 100 %
ORLEN Finance AB 100 %
Capital Group of ORLEN Medica Sp. z o.o. 100 % [12]
ORLEN Administracja Sp. z .o. o. 100 %
Chemiepetrol GmbH 20 %
ORLEN Projekt S.A. 51 %
ORLEN Prewencja Sp. z o.o. 100 %
ORLEN Laboratorium Sp. z o.o. 95 %
ORLEN Automatyka Sp. z o.o. 52 %
ORLEN Księgowość Sp. z o.o. 100 %
Polkomtel S.A.
Capital Group of ORLEN Holding Malta Ltd 100 % [13]
ORLEN Upstream Sp. z o.o. 100%
ORLEN Wir Sp. z o.o. 51 %
ORLEN Budonaft Sp. z o.o. 100 %
ORLEN Centrum Serwisowe Sp. z o.o. 99 %
Capital Group of Płocki Park Przemysłowo Technologiczny S.A. 50% [14]
Capital Group of ORLEN International Exploration & Production Company BV 100 % [15]

* The scheme presents information about direct and indirect share in equity of related parties. The scheme does not include the Parent, whose activities were allocated to all business segments


Fully consolidated entities
Entities consolidated under equity method
Entities consolidated under proportionate method
Non-consolidated entities

(all amounts in PLN thousand)

THE LIST OF ENTITIES BELONGING TO THE CAPITAL GROUPS ON LOWER LEVELS PRESENTED ON THE CAPITAL GROUP SCHEME

Name of Capital Group	Share in total voting rights[1] (in full %)
1. Capital Group of ORLEN PetroProfit Sp. z o.o.	100%
Petro-Ukraina LTD in liquidation	80%
2. Capital Group of ORLEN PetroTank Sp. z o.o.	100%
Petro-Mawi Sp. z o.o. in liquidation	60%
3. Capital Group of ORLEN Deutschland AG	100%
Wecotect Trading & Consulting GmbH	100%
4. Capital Group of Rafineria Trzebinia S.A.	77%
Energomedia Sp. z o.o.	100%
Euronaft Trzebinia Sp. z o.o.	100%
Fabryka Parafin NaftoWax Sp. z o.o.	100%
Zakładowa Straż Pożarna Sp. z o.o.	100%
AQUA PLANET Sp. z o.o.	100%
EkoNaft Sp. z o.o.	99%
5. Capital Group of Ship Service S.A.	56%
Ship-Service Agro Sp. z o.o.	100%
6. Capital Group of Rafineria Nafty Jedlicze S.A.	75%
Raf-Energia Sp. z o.o.	100%
Raf-Koltrans Sp. z o.o.	100%
Raf-Służba Ratownicza Sp. z o.o.	100%
Raf-Bit Sp. z o.o.	100%
Raf-Ekologia Sp. z o.o.	93%
Konsorcjum Olejów Przepracowanych – Organizacja Odzysku S.A.	81%
Ran-Watt Sp. z o.o. in liquidation	51%
7. Capital Group of ORLEN Oil Sp. z o.o.	100%
ORLEN Oil Cesko s.r.o.	100%
Platinum Oil Sp. z o.o.	100%
Petro-Oil Pomorskie Centrum Sprzedaży Sp. z o.o.	100%
Petro-Oil Łódzkie Centrum Sprzedaży Sp. z o.o.	25%
Petro-Oil Seewax Sp. z o.o. in bankruptcy	25%
Petro-Oil Małopolskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Podlaskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Śląskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Zachodniopomorskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Wielkopolskie Centrum Sprzedaży Sp. z o.o.	22%
8. Capital Group of AB Mazeikiu Nafta („Mazeikiu Group")[2]	90%
UAB Mazeikiu naftos sveikatos prieziuros centras	100%
UAB Uotas in liquidation	100%
UAB PASLAUGOS TAU	100%
AB Ventus-Nafta	100%
UAB Naftelf	34%
Capital Group of UAB Mazeikiu naftos prekybos namai	100%
SIA Mazeikiu Nafta Tirdzniecibas nams	100%
OU Mazeikiu Nafta Trading House	100%
Mazeikiu Nafta Trading House Sp. z o.o.	100%

[1] Share in total voting rights is equal to the stake in share capital, except for the Capital Group of Ship Service S.A., where the stake in share capital amounts to 61%.

[2] 100% share in Mazeikiu Group in the consolidated financial statements was assumed

(all amounts in PLN thousand)

Name of Capital Group	Share in total voting rights[1]
	(in full %)
9. Capital Group of UNIPETROL a.s.	63%
Capital Group of UNIPETROL RPA s.r.o. (former Steen Estates s.r.o.)	100%
UNIPETROL DOPRAVA a.s.	100%
CHEMOPETROL a.s. (former CHEMICKA SERVISNI a.s.)	100%
UNIRAF SLOVENSKO s.r.o.	100%
POLYMER INSTITUTE BRNO spol. s.r.o.	100%
HC Litvinov a.s. (former HC Chemopetrol a.s.)	71%
Capital Group of UNIPETROL TRADE a.s.	100%
UNIPETROL CHEMICALS IBERICA S.A.	100%
CHEMAPOL (SCHWEIZ) AG	100%
UNIPETROL AUSTRIA HmbH in liquidation	100%
UNIPETROL (UK) Limited	100%
MOGUL d.o.o.	100%
DP MOGUL UKRAJINA	100%
ALIACHEM VERWALTUNGS GmbH	100%
ALIAPHARM GmbH FRANKFURT	100%
UNIPETROL DEUTSCHLAND GmbH	100%
UNIPETROL FRANCE S.A.	100%
UNIPETROL ITALIA S.r.l. in liquidation	100%
Výzkumný ústav anorganické chemie a.s.	100%
Capital Group of BENZINA s.r.o.	100%
PETROTRANS s.r.o.	100%
UNIPETROL SERVICES s.r.o. (former Meliba Estates s.r.o.)	100%
UNIPETROL RAFINERIE s.r.o. (former Garo Estates s.r.o.)	100%
Capital Group of PARAMO a.s.	91.77%
MOGUL SLOVAKIA s.r.o.	100%
CESKA RAFINERSKA a.s.	51%
Butadien Kralupy s.r.o.	51%
10. Capital Group of "Anwil" S.A.	85%
Przedsiębiorstwo Inwestycyjno-Remontowe Remwil Sp. z o.o.	100%
Przedsiębiorstwo Produkcyjno-Handlowo-Usługowe Pro-Lab Sp. z o.o.	99%
Spolana a.s.	96%
Przedsiębiorstwo Usług Specjalistycznych i Projektowych Chemeko Sp. z o.o.	56%
Zakład Usługowo Produkcyjny EKO-Dróg Sp. z o.o.	49%
Przedsiębiorstwo Usług Technicznych Wircom Sp. z o.o.	49%
Apex-Elzar Sp. z o.o.	47%
Specjalistyczna Przychodnia Przemysłowa Prof-Med Sp. z o.o.	46%
Przedsiębiorstwo Produkcyjno-Handlowo-Usługowe Arbud Sp. z o.o.	45%
11. Capital Group of Basell ORLEN Polyolefins Sp. z o.o.	50%
Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.	100%
12. Capital Group of ORLEN Medica Sp. z o.o.	100%
Sanatorium Uzdrowiskowe "KRYSTYNKA" Sp. z o.o.	99%
13. Capital Group of ORLEN Holding Malta Ltd.	100%
ORLEN Insurance Ltd.	100%
14. Capital Group of Płocki Park Przemysłowo-Technologiczny S.A.	50%
Centrum Komercjalizacji Technologii Sp. z o.o.	100%
Centrum Edukacji Sp. z o.o.	69%
15. Capital Group of ORLEN International Exploration & Production Company BV	100%
SIA Balin Energy	50%

[1] Share in total voting rights is equal to the stake in share capital, except for the Capital Group of Ship Service S.A., where the stake in share capital amounts to 61%.

(all amounts in PLN thousand)

III. SELECTED EXPLANATORY NOTES

1. Recognition and reversal of impairment allowances of assets

	for 3 months ended 30 September 2008 (unaudited)	for 9 months ended 30 September 2008 (unaudited)	for 3 months ended 30 September 2007 (unaudited)	for 9 months ended 30 September 2007 (unaudited)
Impairment of property plant and equipment				
Impairment allowances made	(4 947)	(29 261)	(16 566)	(42 478)
Impairment allowances reversed	16 607	42 689	12 505	34 793
Impairment of intangible assets				
Impairment allowances made	(2)	(1 170)	-	(65 147)
Impairment allowances reversed	4	1 179	4	49
Impairment of assets classified as held for sale				
Impairment allowances made	(1 546)	(17 481)	(1 849)	(4 670)
Impairment allowances reversed	1 001	2 083	2 499	76 449
Receiveables allowances				
Impairment allowances made	(35 967)	(103 866)	(55 467)	(120 273)
Impairment allowances reversed	43 025	119 705	66 688	123 513
Inventory allowances				
Impairment allowances made	(8 740)	(52 176)	(28 319)	(46 179)
Impairment allowances reversed	1 945	9 699	22 053	51 483

2. Provisions for liabilities

Long-term provisions

	30 September 2008 (unaudited)	[illegible]
Environmental provision	367 289	369 827
Jubilee and retirement benefits provision	228 847	229 124
Business risk provision	77 954	104 189
Shield programmes provision	49 934	58 021
Other	19 889	38 105
Total	**743 913**	**799 266**

Short-term provisions

	30 September 2008 (unaudited)	[illegible]
Environmental provision	36 629	57 782
Jubilee and retirement benefits provision	27 218	31 147
Business risk provision	457 464	455 526
Shield programmes provision	51 691	69 856
Other	96 210	108 841
Total	**669 212**	**723 152**

In the periods of 9 and 3 months ended 30 September 2008 there was a reversal of shield programmes provision of PLN 2,704 thousand and PLN 1,673 thousand respectively and in the periods of 9 and 3 months ended 30 September 2007 of PLN 6,200 thousand and PLN zero respectively.

(all amounts in PLN thousand)

3. Interest bearing loans and borrowings

Long-term interest bearing loans and borrowings

	30 September 2008 (unaudited)	[illegible]
Bank loans	8 251 339	7 472 701
Borrowings	2 668	3 061
Debt securitities	1 135 748	1 126 959
Total	9 389 755	8 602 721

Short-term interest bearing loans and borrowings

	30 September 2008 (unaudited)	[illegible]
Bank loans	1 778 130	1 336 565
Borrowings	1 158	1 224
Debt securitities	134 977	381 434
Total	1 914 265	1 719 223

The value of interest-bearing loans and borrowings drawn by the Group and debt securities issued in the period of 9 months ended 30 September 2008 increased by PLN 982,076 thousand net.

The change in indebtedness level resulted from:

- Drawing of bank loans denominated in foreign currencies in the amount of PLN 4,986,395 thousand.
- Drawing of bank loans and borrowings denominated in PLN in the amount of PLN 1,955,719 thousand.
- Increase of indebtedness in PKN ORLEN Group concerning debt securities issue in the amount of PLN 452,484 thousand;
- Repayment of bank loans denominated in foreign currencies in the amount of PLN 3,976,387 thousand.
- Repayment of loans and borrowings denominated in PLN in the amount of PLN 1,381,849 thousand.
- Decrease of indebtedness in PKN ORLEN Group concerning debt securities issue in the amount of PLN 719,612 thousand;
- Decrease of indebtedness in PKN ORLEN Group concerning debt securities valuation in the amount of PLN 9,376 thousand;
- Decrease of indebtedness concerning debt securities valuation in the amount of PLN 325,298 thousand;

In the period covered by the foregoing financial statements there were no cases of violating repayments schedule or other terms and conditions of loans' and borrowings' agreements.

4. Future liabilities resulting from signed investment contracts

As at 30 September 2008 and 31 December 2007 the value of future liabilities resulting from investment contracts signed till this day amounts to PLN 738,139 thousand and PLN 825,841 thousand respectively.

(all amounts in PLN thousand)

5. Cost by kind

	for 3 months ended 30 September 2008 (unaudited)	for 9 months ended 30 September 2008 (unaudited)	for 3 months ended 30 September 2007 (unaudited)	for 9 months ended 30 September 2007 (unaudited)
Materials and energy	(14 822 188)	(41 097 256)	(10 238 910)	(27 690 968)
Cost of merchandise and raw materials sold	(5 088 859)	(13 399 661)	(4 226 877)	(10 996 053)
External services	(1 049 725)	(2 681 435)	(949 294)	(2 531 023)
Payroll, social security and other employee benefits	(445 373)	(1 425 514)	(433 153)	(1 389 831)
Depreciation	(607 535)	(1 801 766)	(603 841)	(1 805 097)
Taxes and charges	(118 921)	(333 550)	(84 908)	(269 033)
Other	(338 570)	(709 484)	(200 949)	(766 726)
Total	(22 469 171)	(61 448 668)	(16 737 932)	(45 448 731)
Change in inventory	286 220	(494 935)	(191 464)	(675 736)
Cost of products and services for own use	(62 360)	(130 554)	(25 196)	(81 971)
Operating cost	(22 693 031)	(60 823 179)	(16 521 272)	(44 691 024)
Distribution expenses	(809 518)	(2 428 256)	(780 722)	(2 307 249)
General and administrative expenses	(276 909)	(958 370)	(341 398)	(1 108 010)
Other operating expenses	(207 980)	(427 928)	(121 019)	(548 089)
Cost of finished goods, merchandise and raw materials sold	(21 398 624)	(57 008 625)	[illegible]	[illegible]

6. Financial revenues and expenses

Financial revenues	for 3 months ended 30 September 2008 (unaudited)	for 9 months ended 30 September 2008 (unaudited)	for 3 months ended 30 September 2007 (unaudited)	for 9 months ended 30 September 2007 (unaudited)
Interest income	23 723	105 615	37 179	96 522
Positive foreign exchange surplus	76 268	431 996	140 350	332 922
Dividends	1 199	6 127	1 561	7 329
Profit from sale of shares and other securities	-	86	1 661	1 661
Decrease in receivables allowances	2 789	8 500	4 553	10 439
Settlement and valuation of financial instruments	37 553	191 579	54 513	77 454
Other	2 406	45 242	2 980	17 822
Total	143 938	789 145	**242 797**	**544 149**
Financial expenses				
Interest expense	(130 225)	(385 592)	(92 901)	(374 691)
Negative foreign exchange surplus	(408 870)	(46 826)	-	(30 393)
Loss on sale of shares and other securities	-	(276)	(7 553)	(8 429)
Impairment investment allowances	-	-	(338 521)	(338 521)
Increase in receivables allowances	(4 382)	(10 490)	(10 565)	(20 026)
Valuation of financial instruments	(67 788)	(230 880)	(90 322)	(113 076)
Other	(1 601)	(18 999)	(1 664)	(23 271)
Total	(612 866)	(693 063)	**(541 726)**	**(908 407)**

(all amounts in PLN thousand)

7. Income tax expense

	for 3 months ended 30 September 2008 (unaudited)	for 9 months ended 30 September 2008 (unaudited)	[illegible]	[illegible]
Current tax	(76 804)	(498 167)	(167 229)	(570 228)
Deferred tax	23 462	(69 112)	93 984	127 156
Total	(53 342)	(567 279)	(73 245)	(443 072)

PKN ORLEN Group does not form a tax capital group under Polish regulations. The Group contains Basell ORLEN Polyolefins Sp. z o.o capital group which is a tax capital group comprising Basell ORLEN Polyolefins Sp. z o.o. and Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.

(all amounts in PLN thousand)

IV. CAPITAL GROUP'S ACHIEVEMENTS IN THE THIRD QUARTER 2008 ACCOMPANIED BY CIRCUMSTANCES AND EVENTS WHICH HAVE SIGNIFICANT IMPACT ON THE FINANCIAL RESULT

In the III quarter 2008 profit from operations of the ORLEN Capital Group ("ORLEN Group") decreased as compared to the parallel period of the prior year by PLN (-) 322 million (y/y) to the level of PLN 512 million.

The change of profit from operations in selected key entities of the ORLEN Group was as follows:

- In PKN ORLEN S.A. profit from operations decreased by PLN (-) 318 million (y/y) mainly as a consequence of the impact of changes in crude oil prices on valuation of inventory, higher prices of energy raw materials used in the production process, appreciation of PLN against USD and realization of planned standstill of Olefin Unit;
- In the Mazeikiu Capital Group ("Mazeikiu Group") profit from operations decreased by PLN (-) 39 million (y/y) as a consequence of unfavorable macroeconomic factors, mainly change of crude oil prices;
- In the Unipetrol Capital Group ("Unipetrol Group") profit from operations decreased by PLN (-) 15 million (y/y), mainly as a consequence of a decrease in margins on polyolefins and strengthening of CZK against USD and EUR;
- In Basell Orlen Polyolefins profit from operations decreased by PLN (-) 34 million (y/y) mainly as a result of a decrease of margins on polyolefins and strengthening of PLN;
- In Anwil Capital Group ("Anwil Group") profit from operations increased by PLN 30 million (y/y) mainly because of high margins on major segment products;
- Improvement of profits from operations of other entities belonging to the ORLEN Group by PLN 54 million (y/y).

The most significant factors influencing profit from operations were as follows:

- Change of macroeconomic factors by PLN (-) 40 million (y/y) connected with:
  - increase of margins on major products of the Group, which contributed to an increase of profit from operations of the Group by approximately PLN 650 million (y/y);
  - impact of foreign exchange, that is appreciation of PLN against USD and EUR, which contributed to a decrease of profit from operations by approximately PLN (-) 570 million (y/y);
  - decrease of differential, which resulted in a decrease of profit from operations by approximately PLN (-) 120 million (y/y).
- Increase in the volume of sales of the ORLEN Group adjusted by impact of realized planned repair standstills in the petrochemical segment, which improved profit from operations by approximately PLN 580 million (y/y);
- Increase of prices of energy raw materials used in the production process, which decreased profit from operations by approximately PLN (-) 300 million;

Similar macroeconomic factors will significantly influence the results for the IV quarter 2008 and the following periods of 2009.

(all amounts in PLN thousand)

V. SEGMENT DATA

Revenues, expenses and financial result by business segments

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	for 9 months ended 30 September 2008	for 3 months ended 30 September 2008	for 9 months ended 30 September 2008	for 3 months ended 30 September 2008	for 9 months ended 30 September 2008	for 3 months ended 30 September 2008	for 9 months ended 30 September 2008	for 3 months ended 30 September 2008	for 9 months ended 30 September 2008	for 3 months ended 30 September 2008	for 9 months ended 30 September 2008	for 3 months ended 30 September 2008
Revenues												
Sales to external customers	54 016 240	20 273 902	6 483 126	1 921 364	2 088 123	696 240	352 049	115 994			62 939 538	23 007 500
Transactions with other segments	5 828 486	1 620 941	3 054 669	975 097	115 908	54 193	1 050 753	303 227	(10 049 816)	(2 953 458)	-	-
Settlement of hedging transactions	47 146	24 373	99 613	26 255							146 759	50 628
Total sales revenues	59 891 872	21 919 216	9 637 408	2 922 716	2 204 031	750 433	1 402 802	419 221	(10 049 816)	(2 953 458)	63 086 297	23 058 128
Total operating expenses	(57 507 910)	(21 414 080)	(9 292 667)	(2 818 273)	(1 960 326)	(662 302)	(1 328 611)	(407 514)	10 051 445	2 955 966	(60 038 069)	(22 346 203)
Other operating revenues	197 457	67 975	53 308	7 845	20 314	3 501	81 541	46 852	(81)	(69)	352 539	126 104
Other operating expenses	(290 840)	(141 770)	(27 686)	(8 179)	(12 329)	(4 228)	(51 628)	(29 296)			(382 483)	(183 473)
Segment result	2 290 579	431 341	370 363	104 109	251 690	87 404	104 104	29 263	1 548	2 439	3 018 284	654 556
Unallocated revenues of the Group											107 995	21 055
Unallocated expenses of the Group											(402 627)	(163 355)
Profit from operations											2 723 652	512 256
Financial revenues											789 145	143 938
Financial expenses											(693 063)	(612 866)
Share in profit from investments accounted for under equity method	(490)	(267)	-	-	1 173	807	232 066	80 439			232 749	80 979
Profit before tax											3 052 483	124 307
Income tax expense											(567 279)	(53 342)
Net profit											2 485 204	70 965

(all amounts in PLN thousand)

Revenues, expenses and financial result by business segments - continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	for 9 months ended 30 September 2007	for 3 months ended 30 September 2007	for 9 months ended 30 September 2007	for 3 months ended 30 September 2007	for 9 months ended 30 September 2007	for 3 months ended 30 September 2007	for 9 months ended 30 September 2007	for 3 months ended 30 September 2007	for 9 months ended 30 September 2007	for 3 months ended 30 September 2007	for 9 months ended 30 September 2007	for 3 months ended 30 September 2007
Revenues												
Sales to external customers	37 136 963	14 217 259	7 074 898	2 213 553	2 016 507	643 980	611 682	167 081			46 840 050	17 241 873
Transactions with other segments	10 008 664	3 837 069	3 176 146	1 180 302	154 995	70 318	978 741	440 698	(14 318 546)	(5 528 387)	-	-
Settlement of hedging transactions	26 291	14 684	24 716	7 979							51 007	22 663
Total sales revenues	47 171 918	18 069 012	10 275 760	3 401 834	2 171 502	714 298	1 590 423	607 779	(14 318 546)	(5 528 387)	46 891 057	17 264 536
Total operating expenses	(45 299 420)	(17 423 965)	(9 130 029)	(3 099 390)	(1 968 639)	(659 905)	(1 669 247)	(623 566)	14 318 625	5 526 456	(43 748 710)	(16 280 370)
Other operating revenues	198 569	54 686	54 553	25 667	10 113	2 715	21 596	7 271			284 831	90 339
Other operating expenses	(266 864)	(62 780)	(187 724)	(33 806)	(5 542)	(998)	(52 128)	(13 855)			(512 258)	(111 439)
Segment result	1 804 203	636 953	1 012 560	294 305	207 434	56 110	(109 356)	(22 371)	79	(1 931)	2 914 920	963 066
Unallocated revenues of the Group											15 437	219
Unallocated expenses of the Group											(430 056)	(129 463)
Profit from operations											2 500 301	833 822
Financial revenues											544 149	242 797
Financial expenses											(908 407)	(541 726)
Share in profit from investments accounted for under equity method	(782)	(116)	-	-	991	493	199 285	75 485			199 494	75 862
Profit before tax											2 335 537	610 755
Income tax expense											(443 072)	(73 245)
Net profit											1 892 465	537 510

(all amounts in PLN thousand)

VI. CONTINGENT ASSETS AND LIABILITIES

1. Contingent liabilities of the PKN ORLEN Group in the 9-month period ended 30 September 2008

	31 December 2007	Increase/ Decrease	30 September 2008
Legal cases related to real estates with undefined legal status	34 903	(34 597)	306
Anti trust proceedings of the OCCP *	18 500	-	18 500
Legal cases **	53 338	(35 845)	17 493
Total contingent liabilities	**106 741**	**(70 442)**	[illegible]

* Detailed information in note VI 2 e
** Including decrease of PLN 42,000 thousand related to positive decision of the Arbitration Court concerning legal action of Brends Sp. z o.o.

2. Information concerning significant proceedings in front of court, body appropriate for arbitration proceedings or in front of public administration bodies and on other risks of parent company and its subsidiaries

a) Tax proceedings in Rafineria Trzebinia S.A.

As at the balance sheet date of 30 September 2008 the following proceedings and tax controls are pending in Rafineria Trzebinia S.A.:

– Tax proceeding in respect of determination of excise tax liability for the period May – September 2004.

As a result of the Customs Office proceeding, the excise tax liability for the period May-September 2004 was set at PLN 100 million. The Management Board of the Company filed an appeal against the discussed decisions. In December 2005 the Director of the Customs Chamber in Kraków ("Director of the CC") kept the first instance authority's decisions in force. In February 2006, as result of the motion of Rafineria Trzebinia, the Director of the CC suspended execution of the complained decisions until the case is decided by the Woivodship Administrative Court in Kraków ("WAC").

In its sentence dated 12 November 2008 the WAC inclined to the appeal of Rafineria Trzebinia and dismissed the decisions of the Director of the CC. As at the date of publication of these financial statements the sentence is not legally binding.

– Control proceedings in respect of reliability of calculation and settlement of excise tax and value added tax for 2002, 2003 and the period January - April 2004.

In January 2005, the Director of the Tax Control Office in Kraków ("TCO") instituted control proceedings against Rafineria Trzebinia in respect of reliability of the stated tax bases and accuracy of the calculation and settlement of excise tax and value added tax for 2002 and 2003. Additionally, in May 2006 tax control proceedings relating to the period January - April 2004 were instituted.

In July 2008 Rafineria Trzebinia received a protocol prepared by the TCO concerning audit of the Company's accounting books for the tax year 2003 determining potential additional excise tax liability in the amount of PLN 73,408 thousand and protocol from audit of the accounting books for the period January – April 2004 determining potential additional excise tax liability in the amount of PLN 126,150 thousand. The company raised reservations and additional explanations to these protocols.

In October 2008 the Director of the Tax Control Office in Kraków set the closing date of the above proceedings at 15 December 2008.

– Tax proceedings in respect of determination of value added tax amount for the period January - August 2005.

In October 2006 the Head of the Tax Office for Małopolska ("TOM") instituted tax control proceedings in respect of determination of value added tax liability for the period January, February and April – August 2005. Additionally, in February 2007 the Head of the TOM in Kraków instituted tax control proceedings relating to March 2005. Tax control proceedings were extended to 30 November 2008.

The amounts included in this note relate to the principal tax liabilities.

(all amounts in PLN thousand)

As at the date of preparation of these financial statements, the final outcome of the above control proceedings as well as potential impact of the proceedings extended to other periods are not yet known.

The Management Board, based on the opinions of recognized tax advisors, believes that there is a high probability that the outcome of the above mentioned proceedings will be favorable for Rafineria Trzebinia S.A. As a result, no provision for potential liabilities has been created in these consolidated financial statements for the period ended 30 September 2008.

Net consolidated assets of Rafineria Trzebinia amounted to PLN 458,134 thousand as at 30 September 2008. The share of PKN ORLEN in total voting rights at the General Shareholders' Meeting of Rafineria Trzebinia amounts to 77.15%.

b) The proceedings of the Energy Regulatory Office ("ERO") in Rafineria Trzebinia S.A.

In March 2006 the Chairman of the Energy Regulatory Office officially instituted proceedings in respect of imposing a fine in connection with violating of concession terms regarding production of liquid fuels. The essence of the proceedings regards potential direct application of the provisions of the European Union directives while on the one hand effective 1 May 2004 Poland became a member of the European Union whereas on the other hand no regulations of the Minister of Economy in respect of quality requirements for biofuels were available.

In September 2006 the Chairman of the ERO imposed a fine of PLN 1 million to Rafineria Trzebinia. The decision of the Chairman of the ERO was repealed in April 2007 by the sentence of the Court of Competition and Consumers Protection in Warsaw. In November 2007 the Court of Appeals in Warsaw dismissed the appeal of the Chairman of the ERO and sentenced the reimbursement of court proceeding costs in favor of Rafineria Trzebinia. The sentence is legally binding.

In March 2008 the representative of the Chairman of the ERO submitted an annulment, which on 4 September 2008 was accepted for recognition by the Supreme Court.

c) Claims and court proceedings – Tankpol Sp. z o.o.

The court proceedings were instituted by Tankpol Sp. z o.o. (presently Tankpol – R. Mosio i Wspólnicy sp. j.) against PKN ORLEN. The claim concerns the return of 253 out of 470 shares in ORLEN PetroTank Sp. z o.o. that were transferred by Tankpol to PKN ORLEN as a security, based on the agreement dated 20 December 2002. The Court of Appeals in Warsaw pronounced that PKN ORLEN is obliged to transfer ownership of 26 shares in ORLEN PetroTank Sp. z o.o. to Tankpol R. Mosio i Wspólnicy sp.j. As a result of an annulment submitted by Tankpol R. Mosio i Wspólnicy sp. j. the case was revoked to reexamination in front of the District Court in Warsaw. Net assets attributable to one share amount to PLN 52 thousand.

d) Power transfer fee in settlements with ENERGA - OPERATOR S.A. (legal successor of Zakład Energetyczny Płock S.A.)

As at the date of preparation of these financial statements PKN ORLEN participates in two court proceedings concerning settlement of system fee with ENERGA Operator S.A. The subject of the court proceedings is regulated by the Regulation of the Minister of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations. According to the paragraph 36 of the above regulation, the method of settlement of system fee, constituting an element of a power transfer fee, was changed. According to the paragraph 37 of the above regulation, a different method of system fee calculation was introduced.

– **Court proceedings in which PKN ORLEN acts as a defendant**

The subject of the court proceedings concerns settlement of the contentious system fees for the period from 5 July 2001 to 30 June 2002. The obligation to settle power transfer fee results from the electricity sale agreement between ENERGA – OPERATOR and PKN ORLEN which was signed without determining contentious issues concerning system fees. The case was regarded as a civil case so contentious system fees should be judged by an appropriate court.

In 2003 ENERGA – OPERATOR S.A. called on PKN ORLEN to compromise agreement and then filed a law suit against PKN ORLEN. In 2004 the Court issued a decision obliging PKN ORLEN to pay a liability connected with the so-called system fee to ENERGA – OPERATOR S.A. in the amount of PLN 46,232 thousand. In its objection to the precept PKN ORLEN filed for entire dismissal of the suit.

On 25 June 2008 the District Court pronounced its verdict and dismissed the suit of ENERGA – Operator S.A. entirely as well as sentenced the reimbursement of court proceeding costs of PLN 31 thousand in favor of PKN ORLEN. In September 2008 ENERGA – Operator S.A. appealed against the above sentence. PKN ORLEN responded to the

(all amounts in PLN thousand)

appeal. The foregoing financial statements include a provision to cover potential negative outcomes connected with these proceedings.

- **Court proceedings in which PKN ORLEN acts as an outside intervener**

In 2004 the District Court in Warsaw summoned PKN ORLEN as a co-defendant in a court case PSE – Operator S.A. (legal successor of PGE Polska Grupa Energetyczna S.A., former Polskie Sieci Elektroenergetyczne) against ENERGA – OPERATOR S.A.

In March 2008 the District Court in Warsaw pronounced its verdict according to which ENERGA – Operator S.A. is to pay PSE the amount of PLN 62,514 thousand with interest and the amount of PLN 143 thousand as a refund of proceedings costs. ENERGA - Operator S.A. appealed against the above verdict. Based on the legal opinion of an independent expert PKN ORLEN did not appeal.

Eventual court ruling will not result in liabilities directly on the side of PKN ORLEN, as PKN ORLEN acts only as an outside intervener in the case.

e) Anti-trust proceedings

As at the date of the preparation of the financial statements the Group is a party in the following anti-trust proceedings:

- Proceedings instituted in March 2005 in connection with an allegation that PKN ORLEN concluded an agreement with Lotos S.A. Group which limited competition on the domestic market of trading in universal petrol U95. In December 2007 the Chairman of OCCP penalized PKN ORLEN and LOTOS Group for the participation in the above described agreement. The fine imposed on PKN ORLEN amounted to PLN 4,500 thousand. PKN ORLEN appealed to the Court of Competition and Consumer Protection against that decision. Court proceedings are expected to start at the end of 2008.
- Proceedings instituted in March 2005 in connection with an allegation that in the years 2000-2004 PKN ORLEN was using practice limiting competition on the domestic market of trading in glycol by setting prices for "Petrygo" liquid to radiators which were inadequate compared to increase in price of glycol. In December 2006 the Chairman of OCCP imposed a penalty on PKN ORLEN in the amount of PLN 14,000 thousand. PKN ORLEN appealed against this decision. According to independent legal opinions there is low probability that the Company is charged with a fine. However due to the current status of proceedings these financial statements include the respective contingent liability. The seating will probably be held until the end of 2008.
- Proceedings instituted in July 2008 in connection with an allegation that PKN ORLEN, Petrol Station Kogut Sp. j. and MAGPOL B. Kułakowski i Wspólnicy Sp. j. were using practice limiting competition on the domestic market of trading in engine liquid fuels. PKN ORLEN responded to claims of the Chairman of OCCP. The Company is the process of preparation of additional explanations.

f) Risk connected with the disposal of a portion of assets and liabilities related to purchase of Unipetrol shares

Detailed information on agreements signed between PKN ORLEN and Agrofert Holding a.s. and Conoco Philips Central and Eastern Europe Holding B.V. was presented in note 37 to the Interim Consolidated Financial Statements of the PKN ORLEN Capital Group for the half year period ended 30 June 2008.

As at the date of preparation of these financial statements the following proceedings instituted by Agrofert Holding a.s. against PKN ORLEN are in progress in front of the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague:

- Arbitration proceedings initiated in January 2006 in which Agrofert Holding a.s. claims from PKN ORLEN the payment of a contractual penalty of EUR 77,266,500 with interest.
- Arbitration proceedings initiated in May 2006 in which Agrofert Holding a.s., similarly to the first proceedings, claims the payment of a contractual penalty of EUR 77,266,500 with interest.
- Arbitration proceedings initiated in July 2006 with a law suit in which Agrofert Holding a.s. claims the payment of a contractual penalty of CZK 409,102,494 (approximately EUR 14 million) with interest.
- Arbitration proceedings initiated in December 2006 with a law suit in which Agrofert Holding a.s. claims the payment of a compensation for losses related among others to unfair competition and illegal violation of reputation of Agrofert Holding a.s. The value of the dispute amounts to CZK 17,352,550,000 (approximately EUR 700 million) with interest.

(all amounts in PLN thousand)

On 2 September 2008 PKN ORLEN and ConocoPhilips Central and Eastern Europe Holdings B.V. concluded an agreement. Both parties have taken necessary actions to terminate arbitration proceedings in London.
The foregoing financial statements include the provision to cover the potential negative effects related to outcomes of the above mentioned arbitration proceedings.

g) Claims related to the penalty imposed by the European Commission on Unipetrol a.s.

In November 2006 the European Commission imposed fines on Shell, Dow, Eni, Unipetrol and Kaucuk for an alleged cartel in the area of production of ESBR (Emulsion of Polymerized Styrene Butadiene Rubber). Unipetrol a.s. and Kaucuk a.s., its subsidiary at that time, were jointly imposed a fine of EUR 17.5 million. Unipetrol a.s. and Kaucuk a.s. paid the fine to the European Commission. At the same time, both entities appealed to the First Instance Court in Luxembourg. The court proceedings are currently in progress.

Following the above decision of the European Commission, Unipetrol a.s. received a claim for damages, which tire producers brought against all members of the ESBR cartel to the Supreme Court of England and Wales. The claimants request a compensation for damages, together with interest, relating to losses suffered as a result of an alleged cartel. The amount claimed is still to be assessed. Unipetrol a.s. challenged the jurisdiction of the British courts to deal with the claim. The challenge of Unipetrol a.s. is pending.

At the same time, the Italian group Eni, one of the entities fined by the European Commission, initiated a proceeding in front of a court in Milan in which it seeks a judgment that the ESBR cartel did not exist and no damage occurred to tire producers as a result thereof. Eni's action has been presented to Unipetrol a.s., which decided to be a party of the proceedings.

VII. SIGNIFICANT EVENTS DURING THE PERIOD FROM 1 JULY 2008 TO THE DATE OF PREPARATION OF THIS REPORT, PRESENTED IN THE REGULATORY ANNOUNCEMENTS

1. Resignation of Mr. Wojciech Heydel from the position of the President of the PKN ORLEN Management Board

PKN ORLEN informed in regulatory announcement no. 79/2008 that on 18 September 2008 Mr. Wojciech Heydel submitted his resignation from the position of the President of the PKN ORLEN Management Board. The resignation was submitted to the Chairman of the Supervisory Board. Mr. Wojciech Heydel indicated that his resignation was driven by the superior interest of the Company as the current formula for co-operation within the framework of Management Board has been exhausted.

The Supervisory Board expressed its thanks to Mr. Wojciech Heydel for his input and work on Company's development during the past four years. From 1 November 2004 till 6 June 2008 Mr. Wojciech Heydel was holding the position of the Vice President of the Management Board, Sales. From 28 February 2008 till 6 June 2008 he was acting as the President of the PKN ORLEN Management Board.

Mr. Wojciech Heydel has held the position of the President of the Management Board since 7 June 2008.

2. Appointment of Mr. Dariusz Krawiec for the position of the President of the PKN ORLEN Management Board

PKN ORLEN informed in regulatory announcement no. 80/2008 that the Supervisory Board of PKN ORLEN, following its meeting on 18 September 2008, has appointed Mr. Dariusz Jacek Krawiec to the position of the President of the Management Board of PKN ORLEN.

3. Conditional agreement regarding the sale of shares in Petrotel Sp. z o.o.

PKN ORLEN informed in regulatory announcement no. 81/2008 that on 22 September 2008 it signed an agreement ("Agreement") with Telefonia Dialog S.A., seated in Wroclaw ("Telefonia Dialog"). The Agreement concerned the conditional sale of shares in Petrotel Sp. z o.o., seated in Plock ("Petrotel").

As a result of signing the Agreement the Issuer would dispose off 6,150 shares in Petrotel, with a nominal value of PLN 1,000 for each share ("Disposed Shares") and a total nominal value of PLN 6,150,000. The Disposed Shares represent 75% of the share capital of Petrotel and 75% of the votes at the General Shareholders' Meeting of Petrotel. The price for the Disposed Shares amounted to PLN 32,410,500.

The Disposed Shares will be transferred to Telefonia Dialog under the condition that Petrotel's other shareholders will not use their pre-emption right to purchase the Disposed Shares, in accordance with the provisions of Petrotel's articles of association and that the payment for the Disposed Shares will be settled in full amount.

(all amounts in PLN thousand)

The share capital of Petrotel amounts to PLN 8,200,000 and is divided into 8,200 equal and indivisible shares with a nominal value of PLN 1,000 for each share. The book value of the Disposed Shares in issuer's accounts, as at 30 September 2008, amounted to PLN 6,150,000.
PKN ORLEN will not have any shares of Petrotel once the transaction is closed.
The main business activity of Petrotel is providing a range of services in fixed-line telephony, Internet, tele-technical services and the sale of equipment.

Except of relations concerning the execution of the Agreement referred to above, there are no other relations between PKN ORLEN, PKN ORLEN's managing or supervising persons, and Telefonia Dialog.

VIII. SHAREHOLDERS HOLDING DIRECTLY OR INDIRECTLY VIA RELATED PARTIES AT LEAST 5% OF THE TOTAL VOTES AT THE PARENT'S GENERAL MEETING AS AT THE DATE OF FILING THE REPORT

Shareholder	% of votes at the GSM presented in the prior quarter report*	Number of shares presented in the prior quarter report*	Change of % in the period 31.07.2008–31.10.2008	% of votes at the GSM at the report filing date *	Number of shares at the report filing date *
Nafta Polska S.A.	17.32%	74 076 299	-	17.32%	74 076 299
State Tresury	10.20%	43 633 897	-	10.20%	43 633 897
Others	72.48%	309 998 865	-	72.48%	309 998 865
Total	**100%**	**427 709 061**	-	**100%**	[redacted]

* According to received confirmations as at 31 October 2008 and 31 July 2008, respectively

Percentage share in the share capital of the Company is compatible with percentage share in total votes at the General Shareholders' Meeting as at the date of filing the report.

IX. CHANGES IN THE NUMBER OF THE COMPANY'S SHARES HELD BY THE MANAGEMENT BOARD AND SUPERVISORY BOARD IN ACCORDANCE WITH THE COMPANY'S RECORDS

The number of shares held by the Management Board and Supervisory Board in the III quarter 2008

	Number of shares, options as at the date of the prior quarter report filing*	Acquisition	Disposal	Increase due to changes in composition	Decrease due to changes in composition	Number of shares, options as at the date of the report filing*
Management Bard	-	-	-	-	-	[redacted]
Supervisory Bard	**507**	-	-	-	-	[redacted]
Janusz Zieliński	407	-	-	-	-	407
Grzegorz Borowiec	100	-	-	-	-	100

* According to received confirmations as at 31 October 2008 and 31 July 2008, respectively

X. INFORMATION ABOUT CURRENT PROCEEDINGS CONCERNING LIABILITIES OR RECEIVABLES OF THE PARENT COMPANY AND SUBSIDIARIES OF THE TOTAL VALUE EXCEEDING 10% OF THE COMPANY'S EQUITY

As at 30 September 2008, the Parent Company was not a party in proceedings concerning liabilities or receivables of the Parent Company or subsidiaries, of the total value exceeding 10% of the Company's equity.

(all amounts in PLN thousand)

XI. RELATED PARTIES

1. Information about unusual related party transactions

During the period from 1 January to 30 September 2008, there were no unusual related party transactions concluded between related parties within the Group where the transaction value would exceed EUR 500 thousand.

Transactions concluded within the Group related to deliveries and supplies connected with the normal activity of the Group companies.

2. Information about significant related party transactions

a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and ascendants and their other relatives

During the 9-month period ended 30 September 2008 the Group companies did not grant any advances, loans, guarantees and commitments, or concluded other agreements obliging Management Board, Supervisory Board and their relatives, to render services to the Company and related parties.

As at 30 September 2008 the Group companies did not grant any loans to managing and supervising persons and their relatives.

During the 9-month period ended 30 September 2008 there were no significant transactions concluded with members of the Management Board, Supervisory Board, their spouses, siblings, descendants, ascendants or their other relatives.

b) Transactions with related parties concluded through the supervising persons of the Company and supervising persons of the Group companies

During the 9-month period ended 30 September 2008 the Company obtained statements on transactions with related parties in extended scope of IAS 24 "Related Party Disclosures" from the Company's supervising persons and supervising persons of Group companies.

	Sales	Purchase	Receivables	Liabilities
Legal persons *	371 586	461 942	19 531	50 688
Natural persons	-	-	-	-

* Transactions for the period of performing function in the supervising bodies of the Company

c) Transactions with related parties concluded through the managing persons of the Company and managing persons of other Group companies

During the 9-month period ended 30 September 2008 the Company obtained statements on transactions with related parties in extended scope of IAS 24 "Related Party Disclosures" from the Parent Company's Management Board Members and Management Board Members of other Group companies.

	Sales	Purchase	Receivables	Liabilities
Legal persons	-	-	-	-
Natural persons	38	19	-	

d) Transactions with related parties concluded through the key executive personnel of the Company and key executive personnel of the Group companies

During the 9-month period ended 30 September 2008 the Company obtained statements on transactions with related parties in extended scope of IAS 24 "Related Party Disclosures" from the Parent Company's key executive personnel and key executive personnel of other Group companies.

	Sales	Purchase	Receivables	Liabilities
Legal persons	-	-	-	-
Natural persons	31	3	-	-

(all amounts in PLN thousand)

e) **Parent Company's transactions with related parties in the period from 1 January to 30 September 2008 and the settlement balances as at 30 September 2008**

PKN ORLEN Group

	Consolidated subsidiaries [1]	Consolidated associates [2]	Consolidated jointly controlled entities [3]	Non-consolidated subsidiaries [1]	Non- consolidated associates [2]	Total related parties
Sales	22 851 658	8 952	1 674 463	3 401	-	24 538 474
Purchase	2 509 469	95 596	14 383	55 818	-	2 675 266
Interest income	3 640	35	28	6	-	3 709
Interest expense	7 649	-	-	-	-	7 649
Current receivables (gross)	2 799 738	185 500	507 273	605	-	3 493 116
Receivables allowances	(25 294)	-	(13)	(195)	-	(25 502)
Short-term liabilities	665 527	14 141	4 682	16 017	-	700 367
Non-current receivables (gross)	15 858	-	-	-	-	15 858
Long-term liabilities	25 305	-	-	-	-	25 305

[1] Parent Company, using its title to vote (above 50% voting rights), appoints supervisory personnel in those entities, and in some cases also management board members
[2] Parent Company exercises significant influence via its representatives in supervisory bodies
[3] Parent Company exercises a joint control under the articles of association

(all amounts in PLN thousand)

XII. LOAN SECURITY, GUARANTEES AND COLLATERALS OF AT LEAST 10% OF THE COMPANY'S EQUITY GRANTED BY THE PARENT COMPANY OR ITS SUBSIDIARIES TO ONE ENTITY OR ITS SUBSIDIARY

Within the Group, in the period form 1 January to 30 September 2008 PKN ORLEN and its subsidiaries did not grant loan security, guarantees or collaterals to another entity or its subsidiary, where the value of securities and guarantees constituted at least 10% of the Company's equity.

XIII. INFORMATION CONCERNING SEASONAL OR CYCLICAL CHARACTER OF THE CAPITAL GROUP OPERATIONS IN THE PRESENTED PERIOD

The PKN ORLEN Group does not report any material seasonal or cyclical character or its operations.

XIV. SUPPLEMENTARY INFORMATION

1. Polkomtel S.A.

As at 30 September 2008 PKN ORLEN held 19.61% of shares in Polkomtel S.A. ("Polkomtel"). Other shareholders held respectively: KGHM Polska Miedź ("KGHM") 19.61%, Polska Grupa Energetyczna ("PGE") 17.56%, Węglokoks 4%, American company Vodafone Americas Inc. ("Vodafone") 19.61% and Danish company TDC Mobile International a/s ("TDC") 19.61%.

In March 2006 an agreement was concluded between Polish shareholders of Polkomtel and TDC concerning sales of shares in Polkomtel held by TDC. The agreement was concluded under a suspending clause regarding termination or abatement of the court pledge forbidding TDC to sell the shares. The pledge was established by the District Court in Warsaw as a result of the motion raised by Vodafone. Pursuant to the agreement, PKN ORLEN may acquire 980,486 shares in Polkomtel, representing approximately 4.78% of the share capital of the company, for a purchase price not exceeding EUR 214.04 per share. In case PKN ORLEN, KGHM, PGE and Węglokoks purchased the shares as a result of the agreement, these parties, together with currently owned shares, would hold over 75% shares in the company. After the transaction is settled, PKN ORLEN would hold 24.39% stake in the share capital of Polkomtel. Execution of the agreement was blocked by Vodafone, which filed a complaint against TDC's offer to the International Court of Arbitration by the Federal Chamber of Commerce in Vienna. According to Vodafone TDC's offer did not comply with procedure set in the shareholders' agreement, in particular in respect of method of calculation of the price offered by TDC. As a result of the proceedings the partial verdict was issued that confirmed the validity of the agreement. The Court of Arbitration further investigates Vodafone's demand to prohibit making entries to the stock book in relation to shares owned by TDC.

Share of Polkomtel in the result of the Group in the 9-month period ended 30 September 2008 amounted to PLN 232,065 thousand and in the 9-month period ended 30 September 2007 PLN 199,286 thousand.

XV. SUBSEQUENT EVENTS THAT MIGHT AFFECT FUTURE FINANCIAL RESULTS

On 6 November 2008 the conditional agreement regarding the sale of shares in Petrotel Sp. z o.o. described in note VII 3 was realized. Therefore PKN ORLEN is no longer a shareholder of the company.

XVI. SIGNATURES OF THE MANAGEMENT BOARD MEMBERS

These interim condensed consolidated financial statements were authorized by the Management Board of the Parent in its seats on 12 November 2008.

....
Dariusz Krawiec
President of the Board

....
Sławomir Jędrzejczyk
Vice-President of the Board

....
Wojciech Kotlarek
Member of the Board

....
Krystian Pater
Member of the Board

....
Marek Serafin
Member of the Board

Płock, 12 November 2008

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa
Poland

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
E-mail kpmg@kpmg.pl
Internet www.kpmg.pl

INDEPENDENT AUDITORS' REVIEW REPORT ON THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF PKN ORLEN S.A. GROUP FOR THE PERIOD FROM 1 JANUARY 2008 TO 30 SEPTEMBER 2008

To the Shareholders of *PKN ORLEN S.A.*

Introduction

We have reviewed the accompanying interim condensed consolidated financial statements of PKN ORLEN S.A. Group, with its registered office in Płock, 7 Chemików Street, that consist of the consolidated balance sheet as at 30 September 2008, with total assets and total liabilities and shareholders' equity of PLN 49,606,941 thousand, the consolidated income statement for the period from 1 January 2008 to 30 September 2008 with a net profit of PLN 2,485,204 thousand, the statement of changes in consolidated equity for the period from 1 January 2008 to 30 September 2008 with an increase in equity of PLN 1,323,771 thousand, the consolidated statement of cash flows for the period from 1 January 2008 to 30 September 2008 with a net decrease in cash and cash equivalents amounting to PLN 35,167 thousand, and explanatory notes.

Management of the Parent Company is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with the International Accounting Standard 34 "Interim Financial Reporting" as adopted by the European Union and other applicable regulations. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements, based on our review.

Scope of review

We conducted our review in accordance with Standard No. 4 of the professional standards *General principles for the review of financial statements*, issued by the Polish National Council of Certified Auditors and with the International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures.

A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion to the accompanying interim condensed consolidated financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements of PKN ORLEN S.A. Group as at 30 September 2008 are not prepared in all material respects, in accordance with the International Accounting Standard 34 "Interim Financial Reporting" as adopted by the European Union.

Emphasis of matter

Without qualifications our conclusion to the accompanying interim condensed consolidated financial statements of PKN ORLEN S.A. Group we draw attention to following matters:

As disclosed in detail in note no. VI.2.a to the accompanying interim condensed consolidated financial statements, Rafineria Trzebinia S.A. is currently subject to tax control proceedings by the Director of the Tax Control Office in Kraków in respect of the reliability of the stated tax bases and accuracy of the calculation and settlement of excise tax and value added tax for 2003 and the period January – April 2004. The final outcome of the proceedings is unknown. Potential liabilities with respect to excise tax were determined at the amount of PLN 199 million.

On 12 November 2008 Woivodship Administrative Court in Kraków issued a sentence which revoked the decisions issued by the Director of the Customs Office in Kraków, determining an excise tax liability for the period May – September 2004 in the amount of PLN 100 million. As at the date of signing this report the sentence is not legally binding.

There is also a possibility that negative decisions of the tax authorities will be issued with respect to other periods. According to the assessment of the Management Board of PKN ORLEN S.A. there is a high probability that the outcome of the proceedings will be favourable for Rafineria Trzebinia S.A. PKN ORLEN S.A. Group did not raise any provisions to cover the above mentioned claims for outstanding tax liabilities in the accompanying interim condensed consolidated financial statements for the period from 1 January 2008 to 30 September 2008.

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Certified Auditor No. 10268/7598
Monika Bartoszewicz

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On behalf of KPMG Audyt Sp. z o.o.
ul. Chłodna 51, 00-867 Warsaw
Certified Auditor No. 9451/7175
Leszek Dubicki,
Member of the Management Board

Warsaw, 12 November 2008

END